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As Filed with the Securities and Exchange Commission on December 23, 2002

Registration No. 333-{    •    }

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA INTERACTIVE
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4833 (Primary Standard Industrial Classification Code Number)	59-2712887 (I.R.S. Employer Identification Number)

152 West 57th Street
New York, New York 10019
(212) 314-7300
(Address, including Zip Code, and Telephone Number, including Area Code, of
Registrant's Principal Executive Offices)

David Ellen
Deputy General Counsel
USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent For Service)

Copy to:

Karen E. Bertero
Gibson, Dunn & Crutcher LLP
333 S. Grand Avenue
Los Angeles, California 90071
(213) 229-7520

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed prospectus.

        If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.01 per share	(1)	N/A	$184,507,500(2)	$16,974.69(3)

(1)
The number of shares of Common Stock to be registered has been omitted pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
The registration fee has been calculated pursuant to Rule 457(o) on the basis of the maximum aggregate offering price of all securities to be offered in connection with the acquisition of Entertainment Publications, Inc.

(3)
Reflects the product of (a) 0.000092 multiplied by (b) the Proposed Maximum Aggregate Offering Price for shares of USA common stock.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated December 23, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

        The executive committee of the board of directors of USA Interactive has approved a merger agreement that would result in Entertainment Publications, Inc. becoming a subsidiary of USA Interactive. In the merger, each outstanding share of Entertainment Publications common stock and options for common stock would be converted into the right to receive a combination of cash and shares of USA common stock. USA expects to issue approximately 6.6 million shares of USA common stock at the closing of the merger. This prospectus relates to the shares that USA may issue to the current shareholders and optionholders of Entertainment Publications pursuant to the merger.

        WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        Please see "Risk Factors" beginning on page 13 for a discussion of matters relating to an investment in USA common stock.

        USA common stock is listed on the Nasdaq National Market under the symbol "USAI." The closing price of USA common stock on the Nasdaq National Market on {     •    }, 2002, the date immediately prior to the date of this prospectus was $    •    .

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the USA common stock to be issued in the merger or determined if the information contained in this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is {    •    }, 2002.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER	2

SUMMARY	4
Information About the Parties	4
Transaction Structure	4
Reasons for the Merger	4
Treatment of Entertainment Publications Common Stock (Page 26)	5
Treatment of Entertainment Publications Stock Options (Page 27)	5
Ownership of USA Following the Merger	5
Registration Rights Agreement (Page 41)	6
The Merger Agreement (Page 25)	6
Voting Agreement	6
Appraisal Rights in Connection with the Merger	6
Interests of Certain Persons in the Merger	6
Regulatory Approvals (Page 22)	6
Accounting Treatment (Page 22)	6
Comparison of Stockholder Rights	7
Selected Historical Financial Information of USA	7
Certain Historical Per Share Data	11
Market Value	11

RISK FACTORS	13
Risks Relating to the Merger	13
Risk Factors Relating to USA	13

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	15

THE MERGER	17
Background to the Merger	17
USA's Reasons for the Merger	18
Entertainment Publications' Reasons for the Merger	18
Material United States Federal Income Tax Consequences	19
Appraisal Rights	22
Voting Agreement	22
Regulatory Approvals Required for the Merger	22
Accounting Treatment for the Merger	22
Resale of USA Common Stock	23

MATERIAL CONTACTS WITH ENTERTAINMENT PUBLICATIONS	23

INTERESTS OF CERTAIN PERSONS IN THE MERGER	23
Management Investment in Surviving Corporation	24
Employment Arrangements	24
Employee Bonuses	24
Indemnification and Insurance	24
Voting Agreement	24
Fee Payable to T.C. Group, L.L.C.	24

THE MERGER AGREEMENT	25
General Terms of the Merger Agreement	25
Merger Consideration	25
Treatment of Securities in the Merger	26

Exchange of Certificates	27
Holder Representative	29
Post-Closing Adjustments	29
Indemnification; Escrow	30
Representations and Warranties	30
Covenants	32
Conditions to the Merger	37
Termination of the Merger Agreement	39
Amendment; Waiver	40
Fees and Expenses	40

REGISTRATION RIGHTS AGREEMENT	41

DESCRIPTION OF USA COMMON STOCK	42
USA Common Stock and USA Class B Common Stock	42
USA Preferred Stock	43
Anti-Takeover Provisions in USA's By-Laws	43
Effect of Delaware Anti-Takeover Statute	44
Action by Written Consent	44
Transfer Agent	44
Listing	44

COMPARISON OF STOCKHOLDER RIGHTS	45

BENEFICIAL OWNERSHIP OF SHARES OF USA AND ENTERTAINMENT PUBLICATIONS	50
USA	50
USA Class B Common Stock	53
Entertainment Publications	53

INFORMATION ABOUT ENTERTAINMENT PUBLICATIONS	57

PER SHARE PRICE INFORMATION AND DIVIDEND POLICY FOR ENTERTAINMENT PUBLICATIONS	57

WHERE YOU CAN FIND MORE INFORMATION	57

LEGAL MATTERS	59

EXPERTS	59

MISCELLANEOUS	59

IMPORTANT

        This document constitutes a prospectus of USA for the shares of USA common stock that USA will issue to Entertainment Publications' shareholders and optionholders in the merger. As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this prospectus incorporates important business and financial information about USA and its affiliates that is contained in documents filed with the SEC and that is not included in or delivered with this prospectus. Copies of these documents may be obtained, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See "Where You Can Find More Information" beginning on page 57. You may also obtain copies of these documents, without charge, from USA by writing or calling:

USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300
Attention: Corporate Secretary

        In order to obtain delivery of these documents prior to completion of the merger, you should request such documents no later than {     •    }, 2002.

        Except as otherwise specifically noted, references to "us," "we" or "our" refer to USA Interactive.

        In "Questions and Answers About the Merger" below and in the "Summary" beginning on page 4, we highlight selected information from this prospectus but we have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should carefully read this entire prospectus, including the appendix, as well as the documents that we have incorporated by reference into this document. See "Where You Can Find More Information" beginning on page 57.

        Information regarding Entertainment Publications has been provided by Entertainment Publications for inclusion in this prospectus.

NOTE ON COPYRIGHTS AND TRADEMARKS

        Expedia and Expedia.com, among others, are copyrights and trademarks of Expedia, Inc. Hotels.com, among others, is a copyright and trademark of Hotels.com. Styleclick and Styleclick.com, among others, are copyrights and trademarks of Styleclick, Inc. Sally Foster and Entertainment, among others, are copyrights and trademarks of Entertainment Publications, Inc.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What is the proposed transaction?

A:
USA is proposing to acquire all of the outstanding shares of Entertainment Publications common stock. The acquisition will be effected by the merger of a wholly owned subsidiary of USA with and into Entertainment Publications, with Entertainment Publications surviving as a subsidiary of USA. We sometimes refer to Entertainment Publications following completion of the merger as the surviving corporation.

Q:
How many shares of USA common stock will be issued in the merger?

A:
The total consideration to be paid by USA in the merger for all outstanding shares of Entertainment Publications common stock and options for shares of Entertainment Publications common stock is approximately $370 million, subject to adjustment as described in this prospectus. USA may issue USA common stock valued at up to $184,507,500 in the merger; and the balance of the consideration will be paid in cash. The exact number of shares to be issued by USA will not be finally determined until the day prior to the consummation of the merger. Alternatively, USA may elect to pay all or a portion of the $184,507,500 otherwise payable in USA common stock in cash instead of shares of USA common stock. USA will not issue fractional shares of USA common stock. Any Entertainment Publications shareholder or optionholder entitled to receive a fractional share of USA common stock will receive a cash payment instead of a fractional share.

Q:
Is my vote needed to approve the merger?

A:
No vote of the stockholders of USA is required. A majority of the shareholders of Entertainment Publications will be required to approve the merger. USA has entered into a voting agreement with shareholders of Entertainment Publications who hold, in the aggregate, approximately 78.3% of the outstanding shares of Entertainment Publications common stock as of December 1, 2002. Pursuant to the voting agreement, these shareholders have agreed to vote their shares in favor of the merger at the shareholders meeting to be called by Entertainment Publications to approve the merger, among other things. We refer to these shareholders as the Company Principal Shareholders in this prospectus. Materials related to the vote of the shareholders of Entertainment Publications will be sent to the shareholders of Entertainment Publications by Entertainment Publications. The directors and executive officers of Entertainment Publications, including their affiliates, hold 810,360 shares or 4.9% of the outstanding Entertainment Publications common stock.

Q:
Will I have appraisal rights in connection with the merger?

A:
No.

Q.
Will I be able to freely resell the shares of USA common stock I receive in the merger?

A.
Shares of USA common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of USA common stock issued to any Entertainment Publications shareholder that is, or is expected to be, an "affiliate" of USA or Entertainment Publications for purposes of Rule 145 under the Securities Act. See "The Merger—Resale of USA Common Stock."

Q:
Will I be taxed on the cash and/or USA common stock that I receive?

A:
The exchange of shares of Entertainment Publications common stock by Entertainment Publications shareholders for cash and shares of USA common stock in the merger will be treated for United States federal income tax purposes as a taxable sale of the Entertainment Publications shares, in which an Entertainment Publications shareholder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the value of the USA common stock received and (ii) the shareholder's basis in the Entertainment Publications shares surrendered. We recommend that you carefully read the complete explanation of the material federal income tax consequences of the merger beginning on page 19, and that you consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:
What do I need to do now?

A:
Nothing, other than carefully reading the information contained in this document. After the merger is completed, you will receive written instructions and a letter of transmittal for exchanging your shares of Entertainment Publications common stock for shares of USA common stock and cash. Please do not send your stock certificates until you receive the instructions and letter of transmittal.

Q:
When do you expect to complete the merger?

A:
We currently expect to complete the merger in the first quarter of 2003; however, we must satisfy a number of conditions before we can complete the merger. We refer to the date of completion of the merger as the closing date.

Q:
Where can I find more information?

A:
You may obtain more information from various sources, as set forth under "Where You Can Find More Information" beginning on page 57.

SUMMARY

        The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To better understand the merger, you should carefully read this entire document and the other documents to which this document refers you. See "Where You Can Find More Information" beginning on page 57.

Information About the Parties

USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        USA Interactive (Nasdaq: USAI), via the Internet, the television and the telephone, engages worldwide in the business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services and teleservices. USA is comprised of HSN; Expedia, Inc. (Nasdaq: EXPE); Hotels.com (Nasdaq: ROOM); Interval International; TV Travel Group; Ticketmaster (Nasdaq: TMCS); Precision Response Corporation; Electronic Commerce Solutions; and Styleclick, Inc. (OTCBB: IBUYA).

Entertainment Publications, Inc.
2125 Butterfield Road
Troy, Michigan 48084
(248) 637-8400

        Entertainment Publications sells over 8 million annual memberships per year for Entertainment® Books and also sells online access to local 50% off and 2-for-1 discounts on dining, travel, shopping and attractions. Consumers redeem an average of 25 discount offers each per year, generating an estimated $8-10 billion in merchant sales. Approximately 70,000 merchants participate in Entertainment Publications' discount programs.

Red Wing, Inc.
c/o USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        Red Wing, Inc., a Michigan corporation, is a wholly owned subsidiary of USA created solely for the purpose of effecting the merger. In the merger, Red Wing, Inc. will be merged with and into Entertainment Publications, with Entertainment Publications surviving the merger as a subsidiary of USA.

Transaction Structure

        At the closing of the merger, Red Wing, Inc. will be merged with and into Entertainment Publications, with Entertainment Publications surviving as a subsidiary of USA. We sometimes refer to Entertainment Publications following the completion of the merger as the surviving corporation. At the effective time, the separate existence of Red Wing, Inc. will cease.

Reasons for the Merger

        For a description of the factors on which the executive committee of USA's board of directors based its decision to approve the merger, see "USA's Reasons for the Merger" beginning on page 18. For a description of the factors on which the Entertainment Publications' board of directors based its decision to approve the merger, see "Entertainment Publications' Reasons for the Merger" beginning on page 18.

Treatment of Entertainment Publications Common Stock (Page 26)

        At the effective time, each share of Entertainment Publications common stock issued and outstanding immediately prior to the effective time (other than certain shares held by four officers, which are referred to herein as the Management Rollover Shares) will be automatically converted into the right to receive a portion of the merger consideration calculated as described below. See "Interests of Certain Persons in the Merger—Management Investment in Surviving Corporation" beginning on page 23 for a description of the treatment of the Management Rollover Shares. At the effective time, shares of Entertainment Publications common stock will no longer be outstanding, and will automatically be canceled and retired and will cease to exist, and each certificate previously representing any shares of Entertainment Publications will thereafter represent only the right to receive the merger consideration payable upon the surrender of those certificates, without interest.

Treatment of Entertainment Publications Stock Options (Page 27)

        Pursuant to the Entertainment Publications stock option plan and action of Entertainment Publications' board of directors, upon the giving of at least 30 days' prior notice of the change of control associated with the consummation of the merger to the optionholders of Entertainment Publications, all outstanding options will become fully vested and exercisable immediately prior to the effective time of the merger and will terminate if not exercised prior to the effective time. Entertainment Publications has given the appropriate notice to each of the optionholders of Entertainment Publications of the change of control that will occur upon the consummation of the merger. Pursuant to the merger agreement, USA has agreed to pay optionholders of Entertainment Publications who return a properly executed holder acknowledgment prior to the effective time their share of the merger consideration, calculated as described below. Optionholders who do not return the holder acknowledgment may exercise their options prior to the effective time and have the shares of Entertainment Publications common stock they receive upon exercise be converted into the right to receive their share of the merger consideration payable to holders of common stock, which shall be the same as the amount paid to optionholders who return a properly executed holder acknowledgment prior to the effective time. If an optionholder neither delivers a holder acknowledgment nor exercises options prior to the effective time, the options will terminate at the closing of the merger without a right to receive any merger consideration.

Ownership of USA Following the Merger

        We anticipate that USA will issue approximately 6.6 million shares of USA common stock at the closing of the merger, or approximately 1.5% of the shares of USA common stock that will be outstanding at the conclusion of the merger and approximately 1.4% on a fully-diluted treasury method basis, in each case based on the number of outstanding shares of Entertainment Publications and USA on November 20, 2002 and the "average trading price" of the USA common stock for the five trading day period ended November 20, 2002. The "average trading price" means the average of the weighted average trading prices of USA common stock on the NASDAQ National Market for each of the days in a specified five-day trading period. Those shares represent approximately 0.6% of the combined voting power of USA immediately following completion of the merger, and approximately 0.6% of the combined voting power on a fully-diluted treasury method basis. Barry Diller, USA's chairman and chief executive officer, currently beneficially owns or has the right to vote 100% of the outstanding shares of USA Class B common stock, which is sufficient to control the outcome of any matter submitted to a vote of USA stockholders with respect to which holders of USA capital stock vote together as a single class.

Registration Rights Agreement (Page 41)

        Concurrent with the execution of the merger agreement, USA and shareholders of Entertainment Publications holding 78.3% of the outstanding shares of Entertainment Publication common stock as of November 20, 2002 entered into a registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. The registration rights agreement requires that USA file a registration statement on Form S-3 with respect to the resale of the shares of USA common stock to be issued in the merger to the shareholders and optionholders of Entertainment Publications that are party to the registration rights agreement. By signing the registration rights agreement, the shareholders and optionholders of Entertainment Publications also agree to cooperate with an investment advisor designated by USA to facilitate their resale of the shares of USA common stock issued to them in the merger. Other shareholders and optionholders may elect to sign the registration rights agreement under the circumstances described in the registration rights agreement and thereby agree to cooperate with the investment advisor designated by USA.

The Merger Agreement (Page 25)

        The merger agreement is the legal document that governs the merger and the other transactions contemplated by the merger agreement. The merger agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. We urge you to read it carefully in its entirety.

Voting Agreement

        USA has entered into a voting agreement with shareholders of Entertainment Publications who hold, in the aggregate, approximately 78.3% of the outstanding shares of Entertainment Publications common stock as of November 20, 2002. Pursuant to the voting agreement, these shareholders have agreed to vote their shares in favor of the merger at the shareholders meeting to be called by Entertainment Publications to approve the merger, among other things.

Appraisal Rights in Connection with the Merger

        There are no appraisal rights in connection with the merger.

Interests of Certain Persons in the Merger

        You should be aware that a number of directors and officers of Entertainment Publications have interests in the merger that are different from, or in addition to, their interests as an Entertainment Publications shareholder. We describe these interests beginning on page 23 of this document.

Regulatory Approvals (Page 22)

        Other than the notification and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, we are not aware of any material regulatory approval or notice requirements required in connection with the merger. We intend to make all required filings under the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to the merger.

Accounting Treatment (Page 22)

        The merger will be accounted for under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Comparison of Stockholder Rights

        If we successfully complete the merger, you will become a stockholder of USA. The rights of USA stockholders are governed by Delaware law and by USA's charter and by-laws. Entertainment Publications is governed by Michigan law. Your rights under USA's charter and by-laws will differ in some respects from your rights under Entertainment Publications' charter and by-laws. For a summary of these material differences, see the discussion beginning on page 45 of this prospectus.

Selected Historical Financial Information of USA

        We are providing the following selected financial information to assist you in analyzing the financial aspects of the merger. The selected USA financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by USA with the SEC, which we have incorporated by reference into this prospectus. See "Where You Can Find More Information" beginning on page 57.

  USA Selected Historical Consolidated Financial Data

        The following table presents selected historical consolidated financial data for USA for each of the years in the five-year period ended December 31, 2001, and for the nine-month periods ended September 30, 2002 and 2001. This data was derived from USA's audited and unaudited consolidated financial statements and reflects the operations and financial position of USA at the dates and for the periods indicated. The financial statements for each of the five years in the period ended December 31, 2001 for USA have been audited by Ernst & Young LLP, independent auditors. The financial statements for the nine-month periods ended September 30, 2002 and 2001 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

        Since the date of USA's most recent audited financial statements, USA has completed, among others, the following transactions:

  •
  On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia, Inc. through a merger of one of its subsidiaries with and into Expedia. We refer to this transaction in this document as the Expedia transaction.

  •
  On May 1, 2002, USA completed its acquisition of TV Travel Group Limited.

  •
  On May 7, 2002, USA completed its transaction with Vivendi Universal, S.A., or Vivendi, in which USA's Entertainment Group, consisting of USA Cable, Studios USA and USA Films, was contributed to Vivendi Universal Entertainment LLLP, or VUE, a new joint venture controlled by Vivendi. We refer to this transaction in this document as the VUE transaction.

  •
  On June 27, 2002, Liberty exchanged its shares of Home Shopping Network, Inc. for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock.

  •
  On September 24, 2002, USA completed its acquisition of Interval International.

        In addition, on October 10, 2002, USA announced that it had entered into an agreement by which Ticketmaster would be merged with USA. Pursuant to that agreement, USA, which is now the controlling shareholder and majority owner of Ticketmaster, would acquire all Ticketmaster shares that it does not presently own in a tax-free transaction. The transaction is expected to be completed no later than the first quarter of 2003, subject to customary regulatory approvals.

        The financial position and results of operations of USA Broadcasting and USA Entertainment Group have been presented as discontinued operations in all periods presented.

	Year Ended December 31,					Nine Months Ended September 30,
	1997(1)	1998(2)(3)	1999(4)	2000(5)	2001(6)	2001(6)	2002(7)
	(Dollars in thousands, except per share data)
Statements of Operations Data:
Net revenues	$1,310,037	$1,639,828	$2,001,108	$2,964,612	$3,468,860	$2,520,354	$3,282,236
Operating profit (loss)	102,729	59,391	(48,842)	(349,746)	(216,423)	(181,146)	27,978
Earnings (loss) from continuing operations	34,397	26,848	(69,212)	(172,398)	(186,799)	(140,358)	(140,739)
Earnings (loss) before cumulative effect of accounting change	13,061	76,874	(27,631)	(147,983)	392,795	449,744	2,266,375
Net earnings (loss) available to common shareholders	13,061	76,874	(27,631)	(147,983)	383,608	440,557	1,796,491
Basic earnings (loss) per common share from continuing operations available to common shareholders(8)(10)	0.16	0.09	(0.21)	(0.48)	(0.50)	(0.38)	(0.36)
Diluted earnings (loss) per common share from continuing operations available to common shareholders(8)(10)	0.5	0.04	(0.21)	(0.48)	(0.50)	(0.38)	(0.36)
Basic earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(10)	0.06	0.27	(0.08)	(0.41)	1.05	1.21	5.39
Diluted earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(10)	0.06	0.21	(0.08)	(0.41)	1.05	1.21	5.39
Basic earnings (loss) per common share available to common shareholders(8)(10)	0.06	0.27	(0.08)	(0.41)	1.03	1.18	4.29
Diluted earnings (loss) per common share available to common shareholders(8)(10)	0.06	0.21	(0.08)	(0.41)	1.03	1.18	4.29
Balance Sheet Data (end of period):
Working capital	$60,941	$443,408	$381,046	$355,157	$1,380,936	$1,247,221	$2,186,811
Total assets	2,464,750	4,161,873	5,151,160	5,646,290	6,539,850	11,687,907	14,702,148
Long-term obligations, net of current maturities	389,679	775,683	573,056	551,766	544,372	545,584	508,237
Minority interest	271,772	336,788	742,365	908,831	706,688	4,943,105	1,009,953
Common stock exchangeable for preferred interest	—	—	—	—	—	—	1,428,530
Preferred stock(9)	—	—	—	—	—	—	131
Stockholders' equity	1,447,354	2,571,405	2,769,729	3,439,871	3,945,501	3,993,871	7,776,217
Other Data:
Net cash provided by (used in)
Operating activities	$34,581	$(91,660)	$77,760	$87,321	$298,335	$199,629	$454,214
Investing activities	(81,450)	(1,179,346)	(468,318)	(408,016)	35,052	168,317	(750,176)
Financing activities	108,050	1,297,654	100,204	58,163	56,256	64,325	(20,200)
Discontinued operations	12,249	304,173	267,651	86,266	348,174	226,691	5,351
Effect of exchange rate changes	—	(1,501)	(123)	(2,687)	(3,663)	(3,426)	7,847

(1)
The consolidated statement of operations data include the operations of Ticketmaster since the acquisition by USA of a controlling interest in Ticketmaster Group, Inc. on July 17, 1997.

(2)
Net earnings include the operations of USA Cable, formerly USA Networks, and Studios USA since their acquisition by USA from Universal Studios, Inc. on February 12, 1998 and the operations of Citysearch since its acquisition by USA on September 28, 1998.

(3)
Net earnings for the year ended December 31, 1998 include a pre-tax gain of $74.9 million related to USA's sale of its Baltimore television station during the first quarter of 1998 and a pre-tax gain of $109.0 million related to the purchase of Citysearch during the fourth quarter of 1998.

(4)
The consolidated statement of operations data include the operations of Hotels.com, formerly Hotel Reservations Network, since its acquisition by USA on May 10, 1999 and the operations of October Films and the domestic film distribution and development businesses of Universal (which previously operated Polygram Filmed Entertainment) that are now collectively referred to as USA Films, since their acquisition by USA on May 28, 1999. Net earnings for the year ended December 31, 1999 includes a pre-tax gain of $89.7 million related to the sale of securities.

(5)
Includes a pre-tax gain of $104.6 million by Styleclick, Inc. related to USA's exchange of its interest in Internet Shopping Network for 75% of Styleclick, Inc., a pre-tax gain of $3.7 million related to the Hotels.com initial public offering, and a pre-tax charge of $145.6 million related to impairment of Styleclick goodwill.

(6)
Net earnings includes a gain of $517.8 million, net of tax, related to the sale of capital stock of certain USA Broadcasting subsidiaries and an after-tax expense of $9.2 million related to the cumulative effect of adoption as of January 1, 2001 of SOP 00-2, "Accounting by Producers or Distributors of Films."

(7)
Includes a gain of $2.4 billion, net of tax, related to the contribution of the USA Entertainment Group to VUE and an after-tax expense of $461.4 million related to the cumulative effect of adoption as of January 1, 2002 of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." Also includes results of TV Travel Group and Interval since their acquisition by USA on May 1, 2002 and September 24, 2002, respectively.

(8)
Earnings (loss) per common share data and shares outstanding retroactively reflect the impact of two-for-one stock splits of USA common stock and USA Class B common stock paid on February 24, 2000 and March 26, 1998. All USA share numbers give effect to these stock splits.

(9)
In connection with USA's acquisition of a controlling interest in Expedia, Inc., USA issued approximately 13.1 million shares of Series A Redeemable Preferred Stock, or USA preferred stock, at $50 face value ($656 million aggregate value), with a 1.99% annual dividend rate and which is convertible at any time into USA common stock at an initial conversion price of $33.75. The conversion price will be adjusted downward pursuant to a specified formula if the average share price of USA common stock over a ten-day trading period prior to conversion exceeds $35.10. Holders of USA preferred stock may require USA to purchase their shares on the fifth, seventh, tenth and fifteenth anniversary of the closing on February 4, 2002. USA has the right to redeem such shares for cash or stock, at USA's option, commencing on the tenth anniversary of February 4, 2002. Any payment by USA pursuant to any redemption requested by holders of USA preferred stock or by USA may be made in cash or USA common stock, or a combination thereof, at the option of USA.

(10)
The following table adjusts USA's reported net earnings (loss) and basic and diluted net earnings (loss) per share to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangibles Assets," was effective January 1, 1999:

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
	(Dollars in thousands, except per share data)
Earnings (loss) from continuing operations available to common shareholders
Reported loss from continuing operations	$(69,212)	$(172,398)	$(186,799)	$(140,358)	$(149,234)
Add: goodwill amortization	71,859	166,705	134,077	100,374	—

Earnings (loss) from continuing operations—as adjusted	$2,647	$(5,693)	$(52,722)	$(39,984)	$(149,234)

Basic earnings (loss) per share from continuing operations—as adjusted:
Reported basic loss per share	$(0.21)	$(0.48)	$(0.50)	$(0.38)	$(0.36)
Add: goodwill amortization	0.22	0.46	0.36	0.27	—

Adjusted basic earnings (loss) per share	$0.01	$(0.02)	$(0.14)	$(0.11)	$(0.36)

Diluted earnings (loss) per share from continuing operations—as adjusted:
Reported diluted loss per share	$(0.21)	$(0.48)	$(0.50)	$(0.38)	$(0.36)
Add: goodwill amortization	0.22	0.46	0.36	0.27	—

Adjusted diluted net earnings (loss) per share	$0.01	$(0.02)	$(0.14)	$(0.11)	$(0.36)

Net income (loss) available to common shareholders
Net income (loss) available to common shareholders	$(27,631)	$(147,983)	$383,608	$440,557	$1,796,491
Add: goodwill amortization	104,704	206,151	176,413	132,445	—

Net earnings available to common shareholders—as adjusted	$77,073	$58,168	$560,021	$573,002	$1,796,491

Basic earnings (loss) per share—as adjusted:
Reported basic net earnings (loss) per share	$(0.08)	$(0.41)	$1.03	$1.18	$4.29
Add: goodwill	0.32	0.57	0.47	0.36	—

Adjusted basic net earnings per share	$0.24	$0.16	$1.50	$1.54	$4.29

Diluted earnings per share—as adjusted:
Reported diluted net earnings (loss) per share	$(0.08)	$(0.41)	$1.03	$1.18	$4.29
Add: goodwill amortization	0.29	0.57	0.47	0.36	—

Adjusted diluted net earnings per share	$0.21	$0.16	$1.50	$1.54	$4.29

Certain Historical Per Share Data

Unaudited Per Share Data

        In the following table we present historical per share data for USA as of and for the nine months ended September 30, 2002 and as of and for the year ended December 31, 2001. USA did not declare any cash dividends during the periods presented on its common stock.

        The unaudited per share data does not purport to be, and you should not rely on it as, indicative of the results of operations or financial position which may be achieved in the future.

        It is important that when you read this information, you read along with it the separate financial statements and accompanying notes of USA that are incorporated by reference into this document.

USA Historical Per Share Data
Book value per share:
September 30, 2002	$17.32
December 31, 2001	10.44
Earnings (loss) per share from continuing operations, before dividend to preferred shareholders:
Basic and diluted for the nine months ended September 30, 2002	(0.34)
Basic and diluted for the twelve months ended December 31, 2002	(0.50)

Market Value

        In the following table we present the historical per share closing prices and aggregate market value of USA common stock on the Nasdaq National Market as of the close of trading on November 20, 2002, the last trading date prior to the public announcement of the merger.

	USA Historical
As of November 20, 2002:
Price per share as of close of trading	$28.13
Aggregate market value of common stock	$10,842,579,468	(1)

(1)
Based on 385,445,413 shares of USA common stock outstanding on November 20, 2002.

        USA common stock trades on the Nasdaq National Market under the symbol "USAI." Shares of Entertainment Publications common stock are not publicly traded. On {     •    }, 2002, the last trading date prior to the printing of this prospectus, the closing price per share of USA common stock on the Nasdaq National Market was ${    •    }.

        The market price of shares of USA common stock is subject to fluctuation. You are urged to obtain current market quotations. See "—Per Share Price Information and Dividend Policy" below.

Per Share Price Information and Dividend Policy

        The following table sets forth the high and low sale prices for a share of USA common stock, rounded to the nearest cent, for the periods indicated. The prices below are as quoted on the Nasdaq National Market, based on published financial sources.

	USA Common Stock
	High	Low
2002
Fourth Quarter (through December 20, 2002)	29.80	15.31
Third Quarter	24.11	16.25
Second Quarter	33.53	19.55
First Quarter	33.22	25.41
2001
Fourth Quarter	27.84	17.45
Third Quarter	28.44	16.45
Second Quarter	28.20	20.16
First Quarter	24.94	17.69
2000
Fourth Quarter	22.38	16.56
Third Quarter	25.94	20.00
Second Quarter	24.00	16.88
First Quarter	28.47	19.13

        On November 20, 2002, the last trading day before we announced the merger, USA common stock closed at $28.13 per share. On {    •    }, 2002, the last trading day before the printing of this prospectus, USA common stock closed at ${    •    } per share.

        USA has never paid any cash dividends on shares of USA common stock. USA currently anticipates that it will retain all of its future earnings available for distribution to the holders of USA common stock for use in the expansion and operation of its business, and do not anticipate paying any cash dividends on shares of USA common stock in the foreseeable future.

RISK FACTORS

        Entertainment Publications' stockholders will be subject to the following risks associated with the merger and with the ownership of USA common stock following the merger. In addition to the risks described below, the combined company will continue to be subject to the risks described in the documents that USA has filed with the SEC that are incorporated by reference into this prospectus. If any of the events described below or in the documents incorporated by reference into this prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this prospectus.

Risks Relating to the Merger

  The number of shares of USA common stock that you will receive in the merger will be based upon the average trading price of USA common stock for the five trading days ended prior to the closing date of the merger. The value of the shares of USA common stock will fluctuate and could decrease in value.

        In the merger, each Entertainment Publications share will be exchanged for a fixed number of shares of USA common stock based on the average trading price of USA common stock for the five-day trading period ending on the day prior to the closing date of the merger. The market price of USA common stock will fluctuate after the issuance of shares in the merger and likely will be different, and may be lower, on the date you receive shares of USA common stock than the market price of shares of USA common stock as of the date of such determination as a result of changes in the business, operations or prospects of USA, market reactions to the proposed merger, general market and economic conditions and other factors. You are urged to obtain current market quotations for USA common stock. See "Summary—Per Share Price Information and Dividend Policy."

Risk Factors Relating to USA

  USA depends on its key personnel.

        USA is dependent upon the continued contributions of its senior corporate management, particularly Mr. Diller, the chairman and chief executive officer of USA, and certain key employees for its future success. Mr. Diller does not have an employment agreement with USA, although he has been granted options to purchase a substantial number of shares of USA common stock.

        If Mr. Diller no longer serves in his positions at USA, USA's business, as well as the market price of USA common stock, could be substantially adversely affected. USA cannot assure you that it will be able to retain the services of Mr. Diller or any other members of its senior management or key employees.

  USA is controlled by Mr. Diller and in his absence will be controlled by Liberty Media Corporation.

        Subject to the terms of an amended and restated stockholders agreement, dated as of December 16, 2001, among Universal Studios, Inc., Liberty Media Corporation, Mr. Diller and Vivendi Universal, S.A., which we refer to in this document as the Stockholders Agreement, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of USA's stockholders (other than with respect to the election by the holders of USA common stock of 25% of the members of USA's board of directors (rounded up to the nearest whole number) and matters as to which a separate class vote of the holders of USA common stock or USA preferred stock is required under Delaware law).

        In addition, under an amended and restated governance agreement, dated as of December 16, 2001, among USA, Vivendi, Universal Studios, Liberty and Mr. Diller, which we refer to in this document as the Governance Agreement, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that USA's ratio of total debt to EBITDA, as defined in the Governance Agreement, equals or exceeds 4:1 over a continuous 12-month period. USA cannot assure you that Mr. Diller and Liberty will consent to any such matter at a time when USA is highly leveraged, in which case USA would not be able to engage in such transaction or take such actions.

        Upon Mr. Diller's permanent departure from USA, Liberty generally would be able to control USA through its ownership of shares of USA Class B common stock.

  USA's success depends on maintaining the integrity of its systems and infrastructure.

        A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. USA's current security measures may not be adequate and, if any compromise of USA's security were to occur, it could have a detrimental effect on USA's reputation and adversely affect its ability to attract customers. As USA's operations continue to grow in both size and scope, USA will need to improve and upgrade its systems and infrastructure. This may require USA to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase.

        USA relies on its own affiliates' and third-party computer systems and service providers to facilitate and process a portion of its transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair USA's ability to process transactions for its customers and the quality of service USA can offer to them. It is unlikely that USA could make up for the level of orders lost in these circumstances by increased phone orders.

  Declines or disruptions in the industries in which USA operates, such as those caused by terrorism or general economic downturns, could harm USA's businesses.

        USA's businesses in general are sensitive to trends or events that are outside of USA's control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending and work stoppages, may reduce the popularity and frequency of the events to which USA sells tickets and reduce travel. The occurrence of any of these adverse trends or events could significantly impact USA's businesses, results of operations or financial condition.

        Travel is highly sensitive to traveler safety concerns, and thus declines after acts of terrorism impact the perceived safety of travelers. In the aftermath of the terrorist attacks of September 11, 2001, the travel industry experienced a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Federal Aviation Administration. USA cannot predict the future scope and effects of these changes, which could significantly impact USA's long-term results of operations or financial condition.

  USA may experience operational and financial risks in connection with its acquisitions. In addition, some of the businesses USA acquires may incur significant losses from operations or experience impairment of carrying value.

        USA's future growth may be a function, in part, of acquisitions. To the extent that USA grows through acquisitions, it will face the operational and financial risks commonly encountered with that type of a strategy. USA would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting its ongoing business, dissipating its limited management resources and impairing its relationships with employees and customers of acquired businesses as a result of changes in ownership and management. Some of USA's acquisitions may not be successful and their performances may result in the impairment of their carrying value.

  Changing laws and regulations, and legal uncertainties, regarding the Internet may impair USA's growth and harm its businesses.

        A number of proposed laws and regulations regarding the Internet, including with respect to consumer privacy, have been proposed or considered that could impact USA's businesses. USA cannot predict whether any of these types of laws or regulations will be enacted or amended and what effect, if any, such laws or regulations would have on its businesses, financial condition or results of operations. In addition, the application of various sales and use tax provisions under state and local law to USA's historical and new products and services sold via the Internet, television and telephone is subject to interpretation by the applicable taxing authorities. USA believes it is compliant with these tax provisions, but there can be no assurances that taxing authorities will not take a contrary position or that such positions will not have a material adverse effect on USA's businesses, financial condition and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus and the SEC filings that are incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For those statements, USA claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to USA's anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "should," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of USA's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the merger and/or on USA's businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into USA's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended 2001, especially in the Management's Discussion and Analysis section, its most recent Quarterly Report on Form 10-Q and its Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on USA's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this prospectus may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this prospectus.

        You should understand that the following important factors, in addition to those discussed in the documents incorporated into this prospectus by reference, could affect USA's future results and could cause those results to differ materially from those expressed in the forward-looking statements:

  •
  the risk that USA's and Entertainment Publications' businesses will not be integrated successfully, including successful integration of USA's and Entertainment Publications' management structures;

  •
  costs related to the proposed transaction;

  •
  material adverse changes in economic conditions generally or in USA's markets or industries;

  •
  future regulatory and legislative actions and conditions affecting USA's operating areas;

  •
  competition from others;

  •
  product demand and market acceptance;

  •
  the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;

  •
  the ability to expand into and successfully operate in foreign markets;

  •
  obtaining and retaining key executives and skilled employees; and

  •
  other risks and uncertainties as may be detailed from time to time in USA's and/or USA's other public subsidiaries' public announcements and filings with the SEC.

        USA is not under any obligation, and USA does not intend, to make publicly available any update or other revisions to any of the forward-looking statements contained in this prospectus to reflect circumstances existing after the date of this prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

THE MERGER

        The following discussion of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference into this prospectus.

Background to the Merger

        In 2001, Ticketmaster identified Entertainment Publications as an attractive potential commercial partner or acquisition target based on its stand-alone prospects and its potential fit with Ticketmaster's and USA's other strategic assets. From time to time during 2001, representatives of Ticketmaster had commercial and strategic discussions with representatives of Entertainment Publications, and Ticketmaster kept USA informed of the general substance of these discussions.

        Subsequently, during the spring of 2002, Ticketmaster management met with representatives of Entertainment Publications and The Carlyle Group ("Caryle"), affiliates of which hold a majority of the shares of outstanding common stock of Entertainment Publications, to generally explore a transaction involving Entertainment Publications and Ticketmaster and/or USA. On June 6, 2002, at a regular meeting of the Ticketmaster board of directors, the Ticketmaster board was updated on the findings from the meetings and discussed transactional mechanics and other related issues. The Ticketmaster board also discussed whether Ticketmaster or USA should be the acquiring party.

        This Ticketmaster board meeting followed USA's announcement of its intention to acquire the Ticketmaster stock not owned by USA. As a result of that announcement, the Ticketmaster board appointed a special committee of independent directors. During a special meeting of the Ticketmaster board of directors held on July 1, 2002 called to discuss the Entertainment Publications transaction and other matters, the special committee advised that their preliminary view was that if the Entertainment Publications transaction was to move forward prior to any potential transaction between Ticketmaster and USA, that USA, and not Ticketmaster, should be the acquiring party.

        In the meantime, EPI, Carlyle and Ticketmaster continued to discuss a possible transaction and the terms of such a transaction. USA was kept informed throughout, and due diligence was also ongoing. Ticketmaster and USA eventually retained Gibson, Dunn & Crutcher LLP to provide advisory and additional due diligence services for the possible acquisition. On August 12, 2002, USA, Ticketmaster, and Entertainment Publications came to tentative terms and signed a non-binding term sheet, which, among other things, provided for flexibility as to whether Ticketmaster or USA would be the acquiring company. Initial drafts of definitive documentation were subsequently exchanged between Gibson Dunn and Latham & Watkins, legal counsel for Entertainment Publications.

        Before USA's regular board meeting on September 11, 2002 and consistent with the Ticketmaster special committee's preliminary view, USA and Ticketmaster tentatively concluded (which conclusion was later confirmed by the Ticketmaster special committee) that USA would be the acquiring party. At the regular USA board meeting, the USA board of directors delegated authority to the USA executive committee of the board of directors to decide whether or not to enter into the Entertainment Publications transaction. Eventually, the decision that USA would be the acquiring entity was communicated to Carlyle for their approval. After receiving approval, USA and Ticketmaster instructed the lawyers to revise all documentation to reflect USA as the acquiring party.

        In October 2002, USA and Ticketmaster entered into a merger agreement under which Ticketmaster will be acquired by USA. That merger is now expected to close in the first part of the first quarter of 2003, subject to customary regulatory approvals.

        Once a transaction appeared imminent, on November 7, 2002, USA's executive committee of the board of directors unanimously approved the proposed transaction, including the issuance of USA common stock as a portion of the merger consideration, the proposed merger agreement and related agreements, subject to finalization by USA's management and legal advisors of the necessary documentation. On November 14, 2002, Entertainment Publications' board of directors unanimously approved the proposed transaction, including the proposed merger agreement and related agreements, subject to finalization by Entertainment Publications' management and legal advisors of the necessary documentation.

        Through November 20, 2002, the parties negotiated and finalized the terms of the transaction agreements, including the merger agreement. Upon completion of these negotiations, the parties executed the merger agreement and certain ancillary documents, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and USA and Entertainment Publications issued a joint press release announcing the execution of the merger agreement on November 21, 2002.

USA's Reasons for the Merger

        The USA board of directors believes that the transaction will result in the following significant benefits to USA:

  •
  Acquiring a company with significant growth opportunities and a strong management team that generates a steady and reliable stream of significant free cash flow;

  •
  Gaining an established business that sells over 8 million annual memberships per year for Entertainment books and access to thousands of local merchants that offer 50% off and 2-for-1 discounts on dining, travel, shopping and attractions;

  •
  Capitalizing on Entertainment Publications' tremendous local reach, with extensive merchant relationships in more than 160 markets in the United States and Canada, to increase sales and generate new revenue and profit opportunities;

  •
  Continuing to drive the online migration of traditional businesses such as retailing, ticketing and travel and placing USA in a leadership position in a category—merchant discounts and offers—that is today primarily distributed to consumers offline;

  •
  Generating growth opportunities for the distribution of Entertainment Publications' products to USA's other customers;

  •
  Generating growth opportunities by offering USA products and services to customers of Entertainment Publications;

  •
  Advancing online migration and developing more convenient, seamless ways for consumers to redeem discounts electronically by leveraging USA's technological expertise; and

  •
  Maintaining USA's strategy to be the leader in both size and profitability in electronic commerce.

Entertainment Publications' Reasons for the Merger

        In making its decision to approve the merger agreement, including the merger, Entertainment Publications' board of directors considered the following positive factors relating to the merger:

  •
  the ability of a combined company to more effectively pursue, in a coordinated manner, strategic growth opportunities and other expansion strategies, in part due to integration and coordination between Entertainment Publications and USA's other existing assets;

  •
  the fact that the product offerings of Entertainment Publications and USA are complementary and, by developing and implementing a combined strategy, a combined company would potentially increase sales of Entertainment Publications' products and services including digital expansion and new product innovations by exposing Entertainment Publications to USA's customer base, as well as create additional opportunities for USA with Entertainment Publications' existing customers;

  •
  Entertainment Publications' board of directors' conclusion that the economic terms reflected by the merger consideration and contained in the merger represent the best economic terms that could be obtained from USA; and

  •
  the business, financial condition, results of operations, current business strategy and competitive position of Entertainment Publications, USA and the new combined company, as well as general economic and stock market conditions.

        Entertainment Publications' board of directors also considered a number of negative factors in its deliberations concerning the merger, including the factors discussed in this prospectus under "Risk Factors." The board of directors believed that these negative factors were substantially outweighed by the benefits anticipated from the merger.

        In evaluating the merger, the board of directors of Entertainment Publications considered their knowledge of the business, financial condition and prospects of Entertainment Publications, and the advice of its advisors. In light of the number and variety of factors that the board of directors considered in connection with their evaluation of the merger, the board of directors did not find it practicable to assign relative weights to the foregoing factors. Rather, the board of directors made its determination based upon the total mix of information available to it.

Material United States Federal Income Tax Consequences

        The following description summarizes the material United States federal income tax consequences of the merger for Entertainment Publications shareholders. It is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the Code), regulations under the Code, and court and administrative rulings and decisions in effect on the date of this prospectus, all of which are subject to change, possibly retroactively. Any change could affect the continuing validity of the tax consequences described in this prospectus. We have not requested and will not request an advance ruling from the U.S. Internal Revenue Service, or the IRS, as to the tax consequences of the merger. This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

        The description applies only to Entertainment Publications shareholders who are U.S. persons. For purposes of this description, the term "U.S. person" means:

  •
  an individual who is a U.S. citizen or a U.S. resident alien;

  •
  a corporation created or organized under the laws of the United States or any state thereof;

  •
  a trust where (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust or, if the trust was in existence on August 20, 1996, it was treated as a domestic trust on that date and has elected to continue to be treated as a U.S. person; or

  •
  an estate that is subject to U.S. tax on its worldwide income from all sources.

        Our description is not a comprehensive description of all the tax consequences that may be relevant to you. It applies only to Entertainment Publications shareholders who hold their shares of Entertainment Publications common stock as a capital asset and who exchange their Entertainment Publications shares for cash and/or USA common stock in the merger. Further, it assumes that the merger is completed as described in this prospectus and that all conditions to closing the merger set forth in this prospectus are satisfied without waiver. No attempt has been made to address all United States federal income tax consequences that may be relevant to a particular Entertainment Publications shareholder in light of the shareholder's individual circumstances or to Entertainment Publications shareholders who are subject to special treatment under the United States federal income tax laws, such as:

  •
  banks, insurance companies and financial institutions;

  •
  tax-exempt organizations;

  •
  mutual funds;

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  investors in pass-through entities;

  •
  traders in securities who elect to apply a mark-to-market method of accounting;

  •
  dealers in securities or foreign currencies;

  •
  Entertainment Publications shareholders who are subject to the alternative minimum tax;

  •
  Entertainment Publications shareholders who received their shares of Entertainment Publications common stock through the exercise or conversion of options, or otherwise as compensation or through a tax-qualified retirement plan; and

  •
  Entertainment Publications shareholders who hold shares of Entertainment Publications common stock as part of a hedge, straddle, constructive sale or conversion transaction.

        This description does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, and it does not address any federal tax consequences other than federal income tax consequences. It does not address the tax consequences of any transaction other than the merger. Accordingly, you are strongly urged to consult with your own tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the merger to you.

        Entertainment Publications shareholders who exchange their shares of Entertainment Publications common stock for USA common stock and cash in the merger will be treated as selling their shares of Entertainment Publications common stock in a taxable sale. Entertainment Publications shareholders generally will realize gain or loss on the sale measured by the difference between (i) the amount of cash and the value of USA common stock received and (ii) the tax basis of the Entertainment Publications shares surrendered in the merger, except that a portion of the cash received as a distribution to the shareholders from escrow may be treated as interest income and not as part of the "amount realized" (see the paragraph entitled "Imputed Interest on Escrow Distributions" below).

        Gain or loss realized generally will be calculated separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered in the merger by an Entertainment Publications shareholder. Any gain or loss will be capital gain or loss, and any such capital gain or loss will be long term if the holding period for the Entertainment Publications shares is greater than one year at the effective time of the merger. Long-term capital gain of a non-corporate shareholder is generally subject to a maximum tax rate of 20%.

        The above tax consequences generally will not apply to the cash and/or shares of USA common stock received upon the conversion of Entertainment Publications stock options. In general, the income recognized pursuant to the conversion of options in the merger will be compensation income rather than capital gains. The compensation income generally will be taxable at ordinary income rates. Holders of Entertainment Publications stock options should consult their own tax advisors as to the tax consequences associated with the conversion of options pursuant to the merger.

        Installment Sale Rules.    Because distributions from escrow are to be received after the close of the taxable year in which the merger occurs, a shareholder may be eligible to report gain realized from the sale of his, her or its shares under the installment method. In general, if the installment method is available and the shareholder does not elect out of such treatment, a portion of each payment of consideration is taxable as gain in the year of receipt, and a portion represents a tax-free return of the shareholder's basis in the Entertainment Publications common stock. The gain is calculated by multiplying the principal amount of any payment received in the year by a "gross profit ratio," which is the ratio that (i) the selling price less the shareholder's basis in the common stock bears to (ii) the total selling price of the shareholder's shares. For this purpose, the selling price does not include the portion of any payment treated as imputed interest as described in the paragraph entitled "Imputed Interest on Escrow Distributions."

        In order to calculate the gross profit ratio and the interest on deferred taxes in connection with a contingent installment obligation, such as the right to receive funds from the escrow, each shareholder is required to assume that he or she will receive the maximum possible distribution from the amounts held in escrow (and, if applicable, the maximum possible payment based on post-closing adjustments). If the amount of cash actually received is less than such maximum amount (or if the principal amount in escrow is reduced as a result of payments to USA), shareholders could be required to recompute the balance of gain to be recognized or to recognize a loss to the extent of unrecovered basis.

        The installment method is not available to shareholders who will recognize a loss in the merger, who affirmatively elect out of installment method treatment, or who are otherwise ineligible for installment method treatment. A shareholder may elect out of the installment method by appropriately reporting the entire amount of gain realized on his or her tax return for the taxable year in which the merger occurs.

        A shareholder that reports gain under the installment method may be required to pay interest on the deferred tax liability. In general, if the total face amount of all installment obligations (including the right to receive distributions from escrow) exceeds, at the close of any taxable year, $5 million, interest is required to be paid to the Internal Revenue Service (the "IRS") on the deferred tax liability.

        The application of the installment sale rules is complex and to some degree depends on the shareholder's specific situation. In addition, the law relating to the application of the installment sale rules to amounts distributed from escrow is unclear. Each Entertainment Publications shareholder should consult his, her or its own tax advisor regarding the ability to defer a portion of the gain realized under the installment sale rules of the Internal Revenue Code and the issues that arise in connection with that deferral.

        Imputed Interest on Escrow Distributions.    In general, in a transaction where any payment that constitutes some or all of the purchase price is due more than six months after the date of sale, under a contract in which (i) some or all of the payments are due more than one year after the date of sale and (ii) there is an excess of the total amount of such payments due under the contract over the present value, as of the date of the sale, of such payments plus any interest payments due under the contract, a portion of such payments will be recharacterized for federal income tax purposes as interest income. The discount rate used in calculating the present value of such payments will be the appropriate "applicable federal rate," which is a rate published monthly by the IRS reflecting an average of market yields on U.S. Treasury obligations. The portion of such payments characterized as interest will be taxed as ordinary income. The application of these rules to an escrow arrangement such as the escrow provided for in the merger is unclear. You should consult with your own tax advisor to determine the tax consequences to you of the escrow account, including the possibility of imputed interest.

        Payments in connection with the merger may be subject to "backup withholding" at a 30% rate. Backup withholding generally applies if a holder (a) fails to furnish his or her TIN, (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the shareholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax.

        Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if such foreign shareholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each shareholder should consult such shareholder's own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        All shareholders who are U.S. persons exchanging shares of Entertainment Publications common stock pursuant to the merger should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, when provided following the completion of the merger, to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to USA and the exchange agent).

        Tax matters are very complicated, and the tax consequences of the merger to each Entertainment Publications shareholder will depend on the facts of that shareholder's particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular Entertainment Publications shareholder in light of the shareholder's individual circumstances and may not be applicable to shareholders in special situations. You are urged to consult your own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws.

Appraisal Rights

        Under Michigan law, shareholders of Entertainment Publications do not have appraisal rights in connection with the merger.

Voting Agreement

        USA has entered into a voting agreement with the Company Principal Shareholders who hold, in the aggregate, approximately 78.3% of the outstanding shares of Entertainment Publications common stock as of November 20, 2002. Pursuant to the voting agreement, these shareholders have agreed, among other things, to vote their shares in favor of the merger at the shareholders meeting to be called by Entertainment Publications to approve the merger.

Regulatory Approvals Required for the Merger

        Except as we have described in this prospectus, other than filings that are required under the HSR Act, the Securities Act and the Exchange Act, we are not aware of any material regulatory filings or approvals required prior to completing the merger. We intend to make all required filings under the HSR Act, the Securities Act and the Exchange Act in connection with the merger.

Accounting Treatment for the Merger

        The merger will be accounted for by USA under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire shares of Entertainment Publications common stock and outstanding stock options in excess of the carrying value of Entertainment Publications' assets and liabilities will be allocated on a pro rata basis to Entertainment Publications' assets and liabilities based on their fair values, with any excess being allocated to goodwill and any identified intangible assets.

Resale of USA Common Stock

        Shares of USA common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of USA common stock issued to any Entertainment Publications shareholder that is, or is expected to be, an "affiliate" of USA or Entertainment Publications for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be "affiliates" of USA or Entertainment Publications for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, USA or Entertainment Publications, respectively, and will include the directors of USA and Entertainment Publications, respectively. The merger agreement requires each of Entertainment Publications' affiliates to execute a written agreement with USA to the effect that such affiliate will not transfer any shares of USA common stock received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.

        USA will file a registration statement on Form S-3 with respect to the resale of the shares of USA common stock to be issued in the merger to the shareholders and optionholders of Entertainment Publications that are party to the registration rights agreement. See "Registration Rights Agreement."

        The registration rights agreement also contains restrictions on the resale of the shares of USA common stock to be issued in the merger that are applicable to the shareholders and optionholders of Entertainment Publications that are party to the registration rights agreement. See "Registration Rights Agreement."

        This prospectus does not cover resales of shares of USA common stock received by any person in connection with the merger, and no person is authorized to make any use of this prospectus in connection with any resale of shares of USA common stock.

MATERIAL CONTACTS WITH ENTERTAINMENT PUBLICATIONS

        Other than the merger described herein (including the initial merger discussions between Ticketmaster and Entertainment Publications), there are no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions since January 1, 2001 between USA and its affiliates, on the one hand, and Entertainment Publications and its affiliates, on the other hand, such as those concerning: a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        You should be aware that, as described below, some of the executive officers of Entertainment Publications may have interests in the merger that may be different from, or in addition to, the interests of the other shareholders of Entertainment Publications generally. USA has been advised that the board of directors of Entertainment Publications was aware of these interests and considered them, among other matters, in approving the merger, the merger agreement and the transactions contemplated by the merger agreement. At the close of business on December 1, 2002, executive officers of Entertainment Publications beneficially owned approximately 0.65% of the outstanding shares of Entertainment Publications common stock and 0.60% of the fully-diluted shares of Entertainment Publications common stock.

Management Investment in Surviving Corporation

        Four members of Entertainment Publications management team (Messrs. Alan Bittker, Kevin Petry and Karl Hawes and Ms. Marian Roberge) will exchange a total of 67,996 shares of Entertainment Publications common stock they hold (the "Management Rollover Shares") for shares of Class B common stock of the surviving corporation in the merger. Each shareholder will be entitled to receive, in respect of the Management Rollover Shares held by the management team member as of the effective time, a number of shares of surviving corporation Class B common stock equal to the product of (i) the number of Management Rollover Shares held as of the effective time multiplied by (ii) 0.0006036. In addition, four additional members of the Entertainment Publications management team (Messrs. Ed Stassen, Yosi Heber, Steven Loos and Terry Clark) will invest a total of $450,000 of cash in shares of Class B common stock of the surviving corporation. In the aggregate, these eight members of the management team will receive shares representing 0.40% of the outstanding stock of the surviving corporation. The investment by the members of the management team in the Class B common stock of the surviving corporation has been valued on approximately the same per share basis as the merger consideration to be paid by USA in the merger for the non-Management Rollover Shares, after taking into consideration the estimated adjustments to the merger consideration pursuant to the merger agreement. The Class B common stock will not be entitled to vote on any matter presented to the shareholders of the surviving corporation. The Management Rollover Shares and the investments are governed by the merger agreement and a stock purchase and shareholders agreement entered into by the eight members of the management team, Entertainment Publications and USA on November 20, 2002.

Employment Arrangements

        In connection with the execution of the merger agreement, Entertainment Publications entered into new employment agreements which will become effective as of the closing of the merger, with Alan Bittker, President and Chief Executive Officer; Yosi Heber, Chief Marketing Officer; Steven Loos, Chief Information Officer; Kevin Petry, Executive Vice President; Marian Roberge, Executive Vice President; and Ed Stassen, Chief Financial Officer. These new employment agreements will supercede the existing employment agreements between these executives and Entertainment Publications. The terms of the agreements provide for an initial employment term of at least two years from the date of consummation of the merger. The employment agreements also require USA to grant a specified number of shares of restricted USA common stock to each person upon the consummation of the merger.

Employee Bonuses

        Concurrent with the effective time, certain employees and officers of Entertainment Publications will be paid cash bonuses, in an amount not to exceed $2,650,000 in the aggregate for past services.

Indemnification and Insurance

        The merger agreement includes provisions relating to indemnification and insurance for directors and officers of Entertainment Publications. See "The Merger Agreement—Covenants—Indemnification; Insurance."

Voting Agreement

        USA has entered into a voting agreement with the Company Principal Shareholders who hold, in the aggregate, approximately 78.3% of the outstanding shares of Entertainment Publications common stock as of November 20, 2002. Pursuant to the voting agreement, these shareholders have agreed, among other things, to vote their shares in favor of the merger at the shareholders meeting to be called by Entertainment Publications to approve the merger.

Fee Payable to T.C. Group, L.L.C.

        In connection with the consummation of the merger, a customary advisory fee in the amount of 1% of the transaction value will be paid to T.C. Group, L.L.C., an affiliate of Entertainment Publications and the Company Principal Shareholders. The fee will reduce the merger consideration otherwise payable pro rata to the shareholders and optionholders of Entertainment Publications as discussed below in "The Merger Agreement—Treatment of Securities in the Merger—Cash Merger Consideration."

THE MERGER AGREEMENT

        This section of the prospectus describes certain aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. We urge Entertainment Publications shareholders to read the merger agreement carefully in its entirety.

General Terms of the Merger Agreement

        On November 20, 2002, USA, Entertainment Publications, Red Wing, Inc. and Carlyle-EPI Partners, L.P., entered into an Agreement and Plan of Merger, or the merger agreement. The merger provided for by the merger agreement will become effective upon the filing of a properly executed certificate of merger by the Michigan Department of Consumer and Industry Services in accordance with the Michigan Business Corporation Act, or the MBCA. We refer to the effective time of the merger in this document as the effective time.

        At the effective time, Red Wing, Inc. will be merged with and into Entertainment Publications, with Entertainment Publications surviving as a subsidiary of USA. We sometimes refer to Entertainment Publications following the completion of the merger as the surviving corporation. At the effective time, the separate existence of Red Wing, Inc. will cease. At the effective time, the articles of incorporation and the bylaws of Red Wing, Inc., which will be amended at the effective time, will become the articles of incorporation and bylaws, respectively, of Entertainment Publications. Also at the effective time, the officers and directors of Red Wing, Inc. will become the initial officers and directors of the surviving corporation.

Merger Consideration

        The merger consideration payable by USA in connection with the merger is $184,507,500 in cash and USA common stock valued at $184,507,500 (in each case, subject to adjustment, as discussed below). Each of the cash merger consideration and the stock merger consideration will be allocated pro rata among the shareholders of Entertainment Publications (other than with respect to the Management Rollover Shares) and the optionholders of Entertainment Publications who have returned a properly executed holder acknowledgment prior to the effective time. For the shareholders of Entertainment Publications, the allocation will be based on the number of shares of Entertainment Publications common stock held by the shareholders (other than with respect to any management rollover shares). For the optionholders of Entertainment Publications, the allocation will be based on the net number of shares of Entertainment Publications common stock into which the options held by the optionholders are exercisable, taking into account the amount of the exercise price on such options. Alternatively, USA may elect to pay all of the stock merger consideration otherwise payable to the optionholders of Entertainment Publications in cash without affecting the amount of stock merger consideration otherwise payable to the shareholders of Entertainment Publications.

        At the closing, USA will deposit $20 million of the cash merger consideration otherwise payable to the shareholders and optionholders of Entertainment Publications with the Bank of New York, in its capacity as escrow agent. The $20 million of cash consideration deposited in escrow will be withheld on a pro rata basis from the cash merger consideration payable to the Entertainment Publications shareholders and optionholders. The escrow agent will hold the escrow amount and make payments from the escrow in accordance with the terms of an escrow agreement to be entered into by the escrow agent, USA and the holder representative. See "—Indemnification; Escrow.

  Cash Merger Consideration

        The cash merger consideration of $184,507,500 will be reduced by the following amounts: (i) any indebtedness of Entertainment Publications outstanding at the effective time, including prepayment premiums (less 60% of estimated cash and cash equivalents of Entertainment Publications as of December 20, 2002), (ii) expenses incurred by Entertainment Publications in connection with the merger in excess of $200,000 (including the fee payable to T.C. Group, L.L.C.) and (iii) the employee bonuses described in "Interests of Certain Persons in the Merger—Employee Bonus Amount" above, including payroll taxes payable by the surviving corporation in connection therewith. Based on information provided by Entertainment Publications, USA estimates the aggregate amount of reductions will be $115,344,000.

  Stock Merger Consideration

        The number of shares of USA common stock comprising the stock merger consideration will be calculated on the date prior to closing date and will be equal to $184,507,500 divided by the average trading price of USA common stock for the five-day trading period ending on the date prior to the closing date. USA may elect to pay all or a portion of the stock merger consideration in cash and reduce the aggregate consideration payable, if USA makes such an election, (i) the stock merger consideration will be decreased by an amount equal to the number of shares of USA common stock that USA has elected to pay in cash multiplied by the average trading price of USA common stock for the five-day trading period ending on the date prior to the closing date and (ii) the cash merger consideration will be increased by the amount by which the stock merger consideration is decreased pursuant to clause (i) multiplied by 0.94847093.

Treatment of Securities in the Merger

  Entertainment Publications Shares

        At the effective time, each share of Entertainment Publications common stock issued and outstanding immediately prior to the effective time (other than the Management Rollover Shares) will be automatically converted into the right to receive a portion of the merger consideration calculated as described above. See "Interests of Certain Persons in the Merger—Management Rollover Shares" for a description of the treatment of the Management Rollover Shares.

        At the effective time, each outstanding share of Red Wing, Inc. common stock, will be automatically converted into 29.917916 shares of validly issued, fully paid and nonassessable shares of Class A common stock of the surviving corporation, or surviving corporation Class A common stock. Because USA is the sole holder of all shares of Red Wing, Inc. common stock, USA will be the sole holder of all outstanding shares of surviving corporation Class A common stock. Shares of surviving corporation Class A common stock will generally entitle their holder to one vote for each such share on all matters submitted for the vote or consent of surviving corporation shareholders.

  Management Rollover Shares

        Four members of Entertainment Publications management team will exchange the Management Rollover Shares that they hold for shares of Class B common stock of the surviving corporation in the merger. Each such shareholder will be entitled to receive, in respect of the Management Rollover Shares held by the management team member as of the effective time, a number of shares of surviving corporation Class B common stock equal to the product of (i) the number of Management Rollover Shares held as of the effective time multiplied by (ii) 0.0006036. See "Interests of Certain Persons in the Merger—Management Investment in Surviving Corporation."

  Entertainment Publications Stock Options

        Pursuant to the Entertainment Publications stock option plan and action of Entertainment Publications' board of directors, upon the giving of at least 30 days' prior notice of the change of control associated with the consummation of the merger to the optionholders of Entertainment Publications, all outstanding options will become fully vested and exercisable immediately prior to the effective time and will terminate if not exercised prior to the effective time. Entertainment Publications has given the appropriate notice to each of the optionholders of Entertainment Publications of the change of control that will occur upon the consummation of the merger. Pursuant to the merger agreement, USA has agreed to pay optionholders of Entertainment Publications who return a properly executed holder acknowledgment prior to the effective time their share of the merger consideration, calculated as described above. Optionholders who do not return the holder acknowledgment may exercise their options prior to the effective time and have the shares of Entertainment Publications common stock they receive upon exercise be converted into the right to receive their share of the merger consideration payable to holders of common stock, which shall be the same as the amount paid to optionholders who return a properly executed holder acknowledgment prior to the effective time. If an optionholder neither delivers a holder acknowledgment nor exercises options prior to the effective time, the options will terminate at the closing of the merger without a right to receive any merger consideration.

Exchange of Certificates

  Exchange Agent

        USA's transfer agent will be the exchange agent under the merger agreement. The exchange agent will accept certificates for shares of Entertainment Publications common stock and/or a holders acknowledgment relating to options to purchase shares of Entertainment Publications common stock and exchange them for cash, certificates representing shares of USA common stock and cash instead of fractional shares of USA common stock. As discussed above, USA may elect, in its sole discretion to pay all or a portion of the stock merger consideration in cash.

  Exchange Procedures

        At or prior to the effective time, the exchange agent will mail to each holder of record of Entertainment Publications common stock a letter of transmittal and instructions for exchanging their Entertainment Publications certificates for the merger consideration. After receipt of the transmittal forms, each holder of Entertainment Publications common stock will be able to surrender his or her Entertainment Publications stock certificate to the exchange agent, and the holder of an Entertainment Publications stock certificate will receive in exchange, cash, certificates representing that number of whole shares of USA common stock to which the holder of the Entertainment Publications certificate is entitled, any cash which may be payable instead of fractional shares of USA common stock and any dividends or other distributions with respect to USA common stock having a record date and paid after the effective time. The consideration to be issued in the merger will be delivered by the exchange agent promptly after the effective time following surrender of an Entertainment Publications stock certificate, a properly completed letter of transmittal and any other required documents. No interest will be payable on the merger consideration, regardless of any delay in making payments.

        Prior to the effective time, the exchange agent will mail to each optionholder of Entertainment Publications a letter of transmittal and instructions for delivering a holder acknowledgment prior to the closing date for the merger consideration. After receipt of the transmittal forms, each Entertainment Publications optionholder will be able to deliver a holder acknowledgment to the exchange agent, and if the optionholder delivers a properly completed holder acknowledgment prior to the effective time, the optionholder will receive in exchange, cash, certificates representing that number of whole shares of

USA common stock to which the optionholder is entitled, any cash which may be payable instead of fractional shares of USA common stock and any dividends or other distributions with respect to USA common stock having a record date and paid after the effective time. The consideration to be issued in the merger will be delivered by the exchange agent promptly after the effective time to each optionholder who has previously delivered a holder acknowledgment prior to the closing date and any other required documents. No interest will be payable on the merger consideration, regardless of any delay in making payments.

  Dividends and Other Distributions

        Shareholders of Entertainment Publications will not be entitled to receive any dividends or distributions payable by USA in respect of USA common stock until they exchange their Entertainment Publications stock certificates for shares of USA common stock. After they deliver their Entertainment Publications stock certificates to the exchange agent, those shareholders will receive, subject to applicable law, the amount of dividends or other distributions, if any, on USA common stock having a record date after the effective time previously paid and, at the appropriate payment date, the amount of dividends or other distributions on USA common stock with a record date after the effective time and a payment date after the surrender of such Entertainment Publications stock certificates, without interest.

        Optionholders of Entertainment Publications will not be entitled to receive any dividends or distributions payable by USA in respect of USA common stock unless they deliver a holder acknowledgment to the exchange agent prior to the closing date. After they deliver their holder acknowledgment to the exchange agent prior to the closing date, those optionholders will receive, subject to applicable law, the amount of dividends or other distributions, if any, on USA common stock having a record date after the effective time previously paid and, at the appropriate payment date, the amount of dividends or other distributions on USA common stock with a record date after the effective time and a payment date after the delivery of such holder acknowledgment, without interest.

  Cash Instead of Fractional Shares

        No fractional shares of USA common stock will be issued upon the surrender of Entertainment Publications stock certificates or holder acknowledgments. No dividend or distribution will relate to any fractional share of USA common stock that would otherwise be issuable in the merger, and those fractional shares of USA common stock will not entitle the owner thereof to any voting rights of a USA stockholder.

        Shareholders and optionholders of Entertainment Publications otherwise entitled to fractional shares of USA common stock, if any, will receive a cash payment instead of the fractional shares of USA common stock they would otherwise be entitled to upon surrender of all of their Entertainment Publications certificates.

  Management Rollover Shares

        Promptly after the effective time, the surviving corporation shall issue certificates for the surviving corporation Class B common stock to the holders of management rollover shares upon surrender of the certificates representing such management rollover shares.

  Miscellaneous

        None of the exchange agent, USA, Red Wing, Inc. or Entertainment Publications will be liable to any shareholder or optionholder of Entertainment Publications for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        If an Entertainment Publications stock certificate has been lost, stolen or destroyed, the exchange agent will issue the cash, USA common stock, cash instead of fractional shares of USA common stock and unpaid dividends and distributions on shares of USA common stock payable under the merger agreement upon receipt of an affidavit with respect to that loss, theft or destruction and a reasonable indemnity.

        The exchange agent may deduct and withhold a portion of the cash merger consideration otherwise payable to any shareholder or optionholder of Entertainment Publications to be placed into escrow, as discussed below, or if it is required to do so by United States federal, state or local, or any foreign, tax law.

Holder Representative

        Pursuant to the merger agreement, Carlyle-EPI Partners, L.P. has agreed to act as the representative to act on behalf of the shareholders and optionholders of Entertainment Publications for certain limited purposes as specified in the merger agreement. Approval of the merger agreement by the required vote of the shareholders of Entertainment Publications, and the execution and delivery of a holder acknowledgment by any optionholder of Entertainment Publications, as applicable, constitutes ratification and approval of such designation on behalf of all shareholders and each such optionholder of Entertainment Publications, as applicable. The holder representative has full power, authority and discretion to estimate, determine and pay the expenses of Entertainment Publications in excess of $200,000 (the first $200,000 will be paid by Entertainment Publications) on behalf of the shareholders and optionholders of Entertainment Publications, to enforce all the indemnification rights and remedies conferred on the shareholders and optionholders of Entertainment Publications and make determinations with respect to indemnification obligations of the shareholders and optionholders, to agree on payments to be made out of the escrow account pursuant to the escrow agreement and to agree to the determination of the post-closing adjustments described below.

Post-Closing Adjustments

        Under certain circumstances, additional cash merger consideration may be payable from USA to the shareholders and optionholders of Entertainment Publications after the effective time. The timing and amount of any additional payments cannot be determined at this time, but the amounts will be based on the amount of cash and working capital of Entertainment Publications as of December 20, 2002. The holder representative will settle any disputes with USA related to the calculations of cash and cash equivalents and working capital of Entertainment Publications as of December 20, 2002 and the related cash payments resulting therefrom, as provided in the merger agreement. More specifically, if the cash and cash equivalents held by Entertainment Publications as of December 20, 2002 as finally determined by USA and the holder representative (up to a maximum of $29 million) exceed 60% of the estimated cash and cash equivalents held by Entertainment Publications as of December 20, 2002, as estimated as of the closing date, then such excess will be distributed to the shareholders and optionholders of Entertainment Publications pro rata after the closing date. Any such payment will be reduced or increased, as applicable, by the amount, if any, that the working capital of Entertainment Publications as of December 20, 2002, as finally determined by USA and the holder representative after the closing, is less than or more than, as applicable, an agreed-upon target amount of working capital, less $250,000; provided that such amount will only be increased if the cash and cash equivalents of Entertainment Publications as of December 20, 2002, as finally determined, is less than $29 million. The agreed-upon target amount of working capital as of December 20, 2002 shall be calculated based on a linear interpolation of the working capital of Entertainment Publications between November 30, 2002 and December 31, 2002, both as finally determined by USA and the holder representative.

        The merger agreement sets forth the procedures and dispute resolution mechanics that USA and the holder representative will follow to finally determine the cash and working capital of Entertainment

Publications as of December 20, 2002. In general, depending on the actual closing date, either USA or the holder representative will be responsible for preparing the different statements of cash and/or working capital of Entertainment Publications to determine such amounts as of December 20, 2002. The recipient of any such statement will then have an opportunity to review such statement, in conjunction with its independent certified public accountants, and to object to such statement. If USA and the holder representative cannot resolve any such objections among themselves within a prescribed time period, then an independent certified public accountant shall be engaged to resolve any remaining objections. The determination of the independent certified public accountant shall be binding on USA and the holder representative and the fees and expenses of the independent certified public accountant shall be paid half by USA and half by the holder representative.

Indemnification; Escrow

        In the merger agreement, each of USA, on the on hand, and the shareholders and optionholders of Entertainment Publications, on the other, has agreed to indemnify the other, generally for a one-year period following closing, from any damage or expense (with certain exceptions and limitations) that may arise out of a breach of the representations, warranties, covenants and agreements of the merger agreement. The obligations of the Entertainment Publications shareholders and optionholders to indemnify USA for breaches related to taxes exist for a three-year period following closing. These indemnification obligations are subject to certain adjustments relating to (1) the amount of tax savings as a result of the incurrence of any damage, and (2) any amount recovered by each from certain insurers or third parties liable for such damage.

        In addition, any indemnified party under the merger agreement is only entitled to indemnification when the aggregate of any damages (other than breaches related to tax matters, breaches related to the valid authorization and issuance of the USA common stock and failure to deliver the cash consideration) exceeds $3 million and then only to the extent of any such excess. USA is only entitled to indemnification for breaches related to tax matters when the aggregate of any damages related to breaches of tax representations exceeds $1 million and then only to the extent of any excess. The maximum amount that either USA or the shareholders and optionholders of Entertainment Publications are obligated to indemnify the other for under the merger agreement is $20 million, except that USA's maximum indemnification liability for breaches of representations and covenants related to the valid authorization and issuance of the USA common stock to be issued in the merger is $184,507,500 (or, if less, the amount of the stock consideration component of the merger consideration) and USA's maximum indemnification liability for failure to deliver any of the cash consideration is the amount of the cash consideration not delivered. In the case of USA, any indemnification payments received pursuant to the terms of the merger agreement will be paid entirely from the escrow.

Representations and Warranties

        In the merger agreement, Entertainment Publications, USA and Red Wing, Inc. make representations and warranties to each other about their respective companies related to, among other things:

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  corporate organization and qualification to do business;

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  capitalization;

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  corporate authority to enter into, and carry out the obligations under, the merger agreement and the enforceability of the merger agreement;

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  approval of the merger agreement by Entertainment Publications' board of directors, the executive committee of USA's board of directors and the board of directors of Red Wing, Inc.;

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  absence of a breach of organizational documents, laws or material agreements as a result of the merger agreement and the merger;

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  required governmental consents and approvals;

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  payment of fees to finders, brokers or investment bankers in connection with the merger; and

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  absence of undisclosed litigation.

        Entertainment Publications also made additional representations and warranties to USA and Red Wing, Inc. related to, among other things:

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  subsidiaries and their corporate organization, qualifications to do business and capitalization;

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  employee benefit plans;

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  labor relations;

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  compliance with laws;

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  absence of specified transactions with certain persons as contemplated by the merger agreement;

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  financial statements and financial information;

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  material contracts and the absence of default with respect to material contracts;

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  absence of certain changes in the operations of the business of Entertainment Publications;

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  owned real property and leased real property;

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  tax matters;

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  existing bank accounts;

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  title to assets;

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  intellectual property;

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  environmental matters;

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  governmental licenses, permits and authorizations;

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  insurance policies;

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  accounts receivables;

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  absence of unlawful business practices; and

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  the accuracy of book-keeping and record-keeping practices.

        USA and Red Wing, Inc. also made additional representations and warranties to Entertainment Publications related to, among other things:

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  USA has, and shall cause Red Wing, Inc. to have, the financial resources necessary to consummate the transactions contemplated by the merger agreement;

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  documents filed with the SEC and the financial statements included in those documents; and

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  the registration statement on Form S-4, of which this prospectus forms a part.

        The representations and warranties given by Entertainment Publications, USA and Red Wing, Inc. survive the consummation of the merger. See "—Indemnification; Escrow."

Covenants

        The merger agreement contains customary covenants as well as specific covenants relating to the conduct of the respective parties' businesses pending completion of the merger.

  Covenants of Entertainment Publications

  Conduct of Business Prior to the Merger

        Entertainment Publications has agreed (as to itself and its subsidiaries) that, prior to the consummation of the merger or termination of the merger agreement, except as contemplated by the merger agreement, Entertainment Publications and its subsidiaries will conduct their respective businesses in the ordinary and usual course consistent with past practice, and will use their reasonable efforts not to take any action inconsistent with the merger agreement. In addition, among other things and subject to certain exceptions, Entertainment Publications has agreed (as to itself and its subsidiaries) that, without USA's prior consent, it will not take any of the following actions prior to the completion of the merger or the termination of the merger agreement:

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  set aside, declare or pay any dividends or make other distributions (other than any dividend or other distribution made by any subsidiary of Entertainment Publications to Entertainment Publications or another subsidiary);

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  split, combine or reclassify its capital stock;

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  make any restricted payments to its officers, directors, shareholders or affiliates or repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock or other equity securities or ownership interests;

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  issue, deliver or sell any stock of any class or any debt or equity securities or equity equivalents, or issue or grant any stock appreciation rights stock or other options to acquire any debt or equity securities;

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  amend its articles of incorporation, bylaws or other organizational documents except as required by law;

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  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than the merger agreement, or otherwise permit its corporate existence, to be suspended, lapsed or revoked;

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  incur any indebtedness or assume, endorse or guarantee any indebtedness except for borrowings under Entertainment Publications' current revolving line of credit in the ordinary course;

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  mortgage, pledge, or otherwise encumber any of its material assets or material properties, sell, assign, transfer, convey, lease or otherwise dispose of any material assets or material properties except, in each case, in the ordinary course of business;

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  acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any material assets or business of any corporation, partnership, association or other business organization or division thereof;

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  make or change any material election with respect to taxes, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

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  make any material investment of a capital nature either by purchase of stock or securities of, or contributions to capital to, any other person;

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  make any material loans or material advances to any partnership, firm, corporation, or except for expenses in the ordinary course of business, to any individual;

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  enter into any contract that would have been deemed a material contract if effective as of November 20, 2002 or extend, materially modify, terminate or renew any existing material contract except in the ordinary course of business;

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  make any change not required by generally accepted accounting principles or GAAP in any method of accounting or accounting practice or revalue any assets, including writing down the value of inventory or writing off notes or accounts receivable;

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  except as otherwise required by law, take any action with respect to the grant of any employee compensation, severance or termination pay (other than pursuant to policies or agreements in effect as of November 20, 2002) which will become due and payable on or after the effective time; hire or terminate the employment of any employee whose annual cash compensation exceeds $100,000 per year; or adopt or enter into or make any material change to any benefit plan;

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  make any loans to officers of Entertainment Publications or its subsidiaries, other than ordinary course travel and relocation advances and draws on future commissions consistent with past practice;

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  settle or compromise any pending litigation or other disputes or proceedings for more than $25,000 individually or $200,000 in the aggregate; or

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  authorize or enter into any contract, agreement, commitment, action or arrangement to do any of the foregoing.

  Inspection

        Subject to confidentiality obligations applicable to information furnished to Entertainment Publications or any of its subsidiaries by third-parties that is in Entertainment Publications or any of its subsidiaries possession, Entertainment Publications has agreed to, and shall cause its subsidiaries to, afford to USA and its representatives reasonable access to information with respect to their operations.

        Between November 20, 2002 and the effective time of the merger, Entertainment Publications has agreed to furnish USA with an unaudited consolidated balance sheet as of the end of each such month and the related statements of operations and cash flows, and an unaudited consolidated balance sheet as of the end of each such quarter and the related statements of operations, stockholders' equity (deficit) and cash flows for the quarter then ended. The quarterly financial statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered and in a manner consistent, in all material respects, with the preparation of the audited financial statements, subject to the absence of footnotes and normal year-end adjustments.

  No Solicitation

        The merger agreement contains a no-solicitation covenant, which prohibits Entertainment Publications from engaging in discussions or negotiations regarding any takeover proposal (as defined below). In accordance with the covenant, Entertainment Publications has agreed that it will not, nor will Entertainment Publications permit any of its subsidiaries or principal shareholders to, authorize or permit any officer, director or employee of, or any financial advisor, attorney or other advisor or representative of, Entertainment Publications or any of its subsidiaries to:

  •
  solicit, initiate or knowingly encourage the submission of, any takeover proposal;

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  enter into any agreement with respect to or approve or recommend, any takeover proposal; or

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  participate in any discussions or negotiations regarding, or furnish to any person any information with respect to Entertainment Publications or any subsidiary in connection with, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal.

        A takeover proposal is any proposal for a merger, tender offer or other business combination involving Entertainment Publications or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of Entertainment Publications or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

        Entertainment Publications will promptly advise USA orally and in writing of:

  •
  any takeover proposal or any inquiry with respect to a potential takeover proposal that is received by, or communicated to any of its officers or directors, or to the knowledge of Entertainment Publications, any financial advisor, attorney or other advisor or representative of Entertainment Publications or any other shareholder;

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  the material terms of such takeover proposal (including a copy of any written proposal); and

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  the identity of the person making any such takeover proposal.

        In addition, Entertainment Publications will use commercially reasonable efforts to keep USA fully informed of the status and details of any such takeover proposal or inquiry.

  Australian Joint Venture

        Entertainment Publications will negotiate to sell its shares in Entertainment Publications Limited and Entertainment Publications of Australia Pty Ltd., subject to the approval of USA of the terms of, and documents governing, the transaction.

  Entertainment Publications Shareholders' Meeting

        Entertainment Publications has agreed to call and hold a meeting of its shareholders for the purpose of voting upon the approval of the merger and merger agreement, as well as the appointment of Carlyle-EPI Partners, L.P., as the initial holder representative, as soon as practicable after the date on which the registration statement on Form S-4, of which this prospectus forms a part, is declared effective. Entertainment Publications will provide USA with a draft of the proxy statement relating to the shareholders' meeting prior to the time it is mailed to shareholders of Entertainment Publications and make any modifications to the proxy statement as reasonably requested by USA. In addition, Entertainment Publications has agreed to promptly notify USA when the date has been set for Entertainment Publications shareholders' meeting, of the date on which Entertainment Publications mails a proxy statement to its shareholders in connection with the shareholders' meeting and when the merger has been approved by the affirmative vote of the shareholders at shareholders' meeting.

  Covenants of USA

  Nasdaq Delisting

        Between November 20, 2002 until the effective date, USA has agreed not to take any affirmative action to cause the USA common stock to be delisted from the NASDAQ National Market, unless at that time, the USA common stock has been approved for listing on the New York Stock Exchange.

  Indemnification; Insurance

        From and after the effective time, USA has agreed that it will cause the surviving corporation to continue to indemnify and hold harmless each present and former director and officer of Entertainment Publications or any of its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or pertaining to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that Entertainment Publications or any of its subsidiaries would have been permitted under Michigan state law and its charter or by-laws in effect on November 20, 2002 to indemnify such person; provided that any person to whom expenses are advanced provides an undertaking to the surviving corporation to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

        USA has agreed to provide, or to cause the surviving corporation to provide, for a period of not less than six years after the effective time, Entertainment Publications' current and former directors and officers who are currently covered by Entertainment Publications' existing insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the effective time that is not materially less favorable than the existing policy (it being understood that USA currently self-insures for legally indemnifiable claims and maintains liability insurance solely for claims not so indemnifiable or in circumstances in which USA cannot provide indemnification and USA shall be entitled to do the same for the coverage contemplated by the merger agreement), or, if substantially equivalent insurance coverage is unavailable, the most advantageous insurance obtainable for an annual premium equal to no more than 150% of the annual premium currently in place for Entertainment Publications for such insurance.

  Employee Benefit Matters

        Until December 31, 2003, USA has agreed to cause the surviving corporation to maintain for full-time employees the employee benefits and benefit levels under Entertainment Publications non-compensation benefit plans, in a manner not materially less favorable than under such plans, as in effect on November 20, 2002. To the extent USA does not maintain the benefit plans in effect prior to the effective time, USA has agreed to afford the participants of the plans, among other things, eligibility and vesting, credit for amounts paid for the purposes of applying co-pays, deductibles and out-of-pocket maximums.

  Indebtedness

        USA has agreed, at the effective time, to repay any then-outstanding indebtedness, including accrued interest and prepayment premiums, of Entertainment Publications. Prior to the effective time, Entertainment Publications will cooperate with USA and any applicable lenders in connection with any arrangements proposed by USA for the repayment of such indebtedness.

  Employee Bonuses

        USA has agreed, at the effective time, to pay on behalf of Entertainment Publications the employee bonuses, subject to any taxes required to be withheld from such employee bonuses under applicable law. The cash merger consideration will be reduced by the amount of such payment. See "Interests of Certain Persons in the Merger—Employee Bonuses

  Registration

        USA has agreed to prepare and file with the SEC the registration statement on Form S-4 of which this prospectus forms a part and to use all reasonable efforts to have it declared effective as promptly as practicable after such filing. Entertainment Publications has agreed to provide USA with all information concerning Entertainment Publications and its subsidiaries as required by the SEC in connection with the preparation of such registration statement. USA has agreed to provide copies of each amendment or supplement to such registration statement and to make any modification thereto reasonably requested by Entertainment Publications. USA also has agreed to cause the USA common stock to be issued in the merger to be listed on each securities exchange or quotation system on which the USA common stock is listed at the effective time.

  Registration Rights Agreement

        USA has agreed to permit each shareholder and each optionholder, who has previously or concurrently therewith returned a properly executed holder acknowledgement, to become a party to the registration rights agreement, thereby agreeing to cooperate with the investment advisor designated by USA, during the period commencing on the date of Entertainment Publications shareholders' meeting (after the merger has been approved on such date) and ending on the date that is three (3) trading days thereafter. See "Registration Rights Agreement."

  Additional Covenants

        Entertainment Publications, USA and Red Wing, Inc. have agreed to other customary covenants in the merger agreement, including, among other things, with respect to:

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  confidentiality of information provided the parties in connection with the merger agreement and the transactions contemplated thereby;

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  access to information;

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  support of the transaction, including the taking of specified actions to facilitate completion of the merger and the other transactions contemplated by the merger agreement;

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  the obtaining of any consents or approvals necessary in order to complete the merger and the other transactions contemplated by the merger agreement;

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  notification to the other parties to the merger agreement of specified matters prior to completion of the merger;

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  reasonable cooperation in any legal proceeding contesting the merger;

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  provision of updated, corrected and supplemental information, not earlier than ten (10) and not less than five (5) days before the scheduled closing date;

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  compliance with the terms of the registration rights agreement; and

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  authorization of the officers of the surviving corporation to take all lawful, necessary further action after the effective time of the merger, as required or desirable to vest the surviving corporation with full right, title and possession to all properties, interests, assets, rights, privileges, immunities, powers and franchises of either of Entertainment Publications and Red Wing, Inc., as the constituent corporations.

  Hart-Scott-Rodino Act and Foreign Antitrust Approvals

        Each of the parties has agreed to cooperate in the preparation of any filings that may be required under the HSR Act and any filings required under similar merger notification laws or regulations of foreign governmental authorities. Each party has agreed to use commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act and to comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any antitrust authority.

        USA and Entertainment Publications have agreed to consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of the parties in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. In connection therewith, USA and Entertainment Publications shall not, however, be required to (i) sell or hold separate, or agree to sell or hold separate, before or after the effective time, any assets, businesses or any interests in any assets or businesses, of USA, Entertainment Publications or any of their respective affiliates (or to consent to any sale, or agreement to sell, by USA or Entertainment Publications, of any assets or businesses, or any interests in any assets or businesses), or any material change in or restriction on the operation by USA or Entertainment Publications of any assets or businesses or (ii) enter into any agreement or be bound by any obligation that, in USA's good faith judgment, may be reasonably expected to have an adverse effect on the benefits to USA of the transactions contemplated by the merger agreement.

Conditions to the Merger

        The respective obligations of USA, Red Wing, Inc. and Entertainment Publications to effect the merger are subject to the satisfaction or waiver of a number of customary conditions before completion of the merger, including, among other things:

  •
  the approval of the shareholders of Entertainment Publications of the merger agreement and the merger;

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  the registration statement on Form S-4 covering the shares of USA common stock to be issued in the merger, of which this prospectus is a part, having been declared effective by the SEC and continuing to be effective on the closing date; all other material permits, approvals and consents of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity necessary for the completion of the merger having been filed, expired or been obtained;

  •
  there being no order or decree, statute, rule or regulation or any complaint on file by any governmental entity seeking an order or decree, restraining, enjoining or prohibiting the consummation of the merger which has not thereafter been withdrawn or dismissed, and no notices having been received from any governmental entity that it has determined (i) to institute any suit or proceeding to restrain or enjoin the consummation of the merger, (ii) to nullify or render ineffective the merger agreement if consummated, or (iii) to take any other action which would result in the prohibition, or a material change in the terms, of the merger;

  •
  the representations and warranties of the other party contained in the merger agreement being true and correct as of the closing date, in all respects, in the case of representations and warranties which are subject to materiality or material adverse effect qualifications, and in the case of representations and warranties not so qualified, except as would not have a material adverse effect on the party making those representations and warranties;

  •
  the performance in all material respects by the other party of its respective obligations and covenants, taken as a whole, required to be performed by such party under the merger agreement and the registration rights agreement prior to or as of the closing date unless, with respect to the registration rights agreement, the merger consideration is comprised solely of cash;

  •
  the receipt of certificates signed by an officer of the other party certifying to the accuracy of such party's representations and warranties and the performance by such party of its obligations, in each case as described above;

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  the execution and delivery of the escrow agreement by the other party;

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  the receipt of a legal opinion from counsel for the other party;

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  the repayment of certain indebtedness of Entertainment Publications by USA and the receipt by USA of the related pay-off acknowledgments and releases and the release of related liens by Entertainment Publications;

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  there not being a suspension or material limitation in trading in securities generally on the NASDAQ National Market at any time during the five day trading period immediately preceding the closing date, unless the merger consideration is comprised solely of cash; and

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  the registration statement on Form S-3 covering the resale of the shares of USA common stock to be issued in the merger, having been declared effective and continuing to be effective on the closing date, unless the merger consideration is comprised solely of cash.

        In addition, the obligations of USA and Red Wing, Inc. to effect the merger are subject to the satisfaction or waiver of the following conditions before completion of the merger, including, among other things:

  •
  the management team of Entertainment Publications having entered into employment agreements, restricted stock agreements and a stock purchase agreement;

  •
  all material consents of third parties, other than governmental entities, necessary for the completion of the merger having been obtained;

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  there having been no material adverse effect on Entertainment Publications since November 20, 2002;

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  the repayment or cancellation of all loans to employees of Entertainment Publications;

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  the termination of the stock appreciation rights plan of Entertainment Publications;

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  the termination of shareholders agreements among the shareholders of Entertainment Publications;

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  the termination of the Entertainment Publications' management agreement with T.C. Group, L.L.C.;

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  the execution and delivery of shareholder representation letters by a minimum percentage of the shareholders of Entertainment Publications;

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  there not being a suspension or material limitation in trading in securities generally on the NASDAQ National Market at any time during the five day trading period immediately preceding the closing date, unless the merger consideration is comprised solely of cash; and

  •
  the execution and delivery of a representation letter by affiliates of Entertainment Publications with respect to the resale of shares of USA common stock received in the merger, unless the merger consideration is comprised solely of cash.

        In addition, the obligations of Entertainment Publications to effect the merger are subject to the satisfaction or waiver of the following conditions before completion of the merger, including, among other things:

  •
  USA having paid the employee bonuses and the outstanding indebtedness, including prepayment premiums, of Entertainment Publications, at the closing;

  •
  USA and the surviving corporation, as applicable, having entered into employment agreements, restricted stock agreements and a stock purchase agreement with the management team of Entertainment Publications; and

  •
  the shares of USA common stock issuable pursuant to the merger having been authorized for quotation on the NASDAQ National Market, upon official notice of issuance, unless the merger consideration is comprised solely of cash.

Termination of the Merger Agreement

        The merger agreement and all transactions contemplated in connection with the merger may be terminated and abandoned at any time prior to the effective time, whether or not Entertainment Publications shareholders have approved the merger, by:

  •
  mutual written consent;

  •
  by either USA or Entertainment Publications if the merger has not been completed by March 31, 2003 (which will be extended if by that date, either the waiting periods under the HSR Act applicable to the merger shall not have expired or been terminated and/or the registration statement on Form S-4, of which this prospectus forms a part, shall not have been declared effective), but in any event, no later than May 15, 2003, provided that a party cannot terminate the merger agreement if such party's actions or failure to act caused or resulted in the failure of the merger to occur by March 31, 2003 and such actions or failure to act constitute a breach of the merger agreement;

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  by either USA or Entertainment Publications if a court of competent jurisdiction or other governmental entity issues an order, decree or ruling (which is final and nonappealable), or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting completion of the merger;

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  by either USA or Entertainment Publications if any material governmental or regulatory consent or approval required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate governmental authority;

  •
  by either USA or Entertainment Publications if the other party breaches any of its representations, warranties, covenants or agreements contained in the merger agreement such that the conditions relating to the accuracy of that party's representations and the performance of that party's obligations have become incapable of fulfillment, and the breach is either not curable by the continuous exercise of commercially reasonable efforts by the party, during a period of up to 30 days or has not been waived by the party seeking to terminate as a result of such breach; and

  •
  by either USA or Entertainment Publications if USA has not elected to pay the entire amount of the merger consideration in cash, as contemplated by the merger agreement, and USA common stock is not listed on either NASDAQ or the NYSE.

Amendment; Waiver

  Amendment

        The merger agreement may be amended by an instrument in writing executed in the same manner as, and which makes reference to the merger agreement.

  Waiver

        Prior to the effective time of the merger, USA, Red Wing, Inc. and Entertainment Publications may, by action taken by their respective boards of directors, an authorized committee thereof, or officers duly authorized, waive any of the terms or conditions of the merger agreement, by an agreement in writing executed in the same manner as the merger agreement. No waiver of any provision of the merger agreement shall constitute a waiver of any other provision, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Fees and Expenses

        All fees and expenses incurred in connection with the merger agreement, whether or not the merger is completed, will be paid by the party incurring those fees and expenses, with the exception the fees and expenses incurred by the holder representative, Carlyle-EPI Partners L.P. In the event the merger is completed, USA will reimburse Carlyle-EPI Partners L.P., in its capacity as the holder representative, for its fees and expenses incurred on behalf of the Entertainment Publications shareholders and optionholders in connection with completing the merger and the affiliated transactions, less $200,000 which will be paid by Entertainment Publications and the amount of the reimbursement will be deducted from the cash merger consideration. In the event the transactions contemplated by the merger agreement are not consummated, Entertainment Publications will reimburse Carlyle-EPI Partners L.P., in its capacity as the holder representative, for all fees and expenses incurred in connection with the transactions contemplated by the merger agreement.

REGISTRATION RIGHTS AGREEMENT

        On November 20, 2002, USA and certain shareholders of Entertainment Publications entered into a registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Other shareholders and optionholders (who have previously or concurrently therewith delivered a holder acknowledgment) not originally a party thereto may elect to sign the registration rights agreement during the period commencing on the date of Entertainment Publications' shareholders' meeting to approve the merger (after the merger has been approved on such date) and ending on the date that is three trading days thereafter.

        The registration rights agreement requires that USA file a registration statement on Form S-3 with respect to the resale of the shares of USA common stock to be issued in the merger to the shareholders and optionholders of Entertainment Publications that are party to the registration rights agreement. USA will use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC and to remain effective until the earlier to occur of (x) the first anniversary of the effective time of the merger and (y) the date on which the shareholders and optionholders of Entertainment Publications that are party to the registration rights agreement no longer hold any shares of USA common stock issued to them in the merger. The shareholders and optionholders of Entertainment Publications shall not be permitted to use the registration statement for purposes of an underwritten offering without the consent of USA. The registration rights agreement permits USA to suspend the effectiveness of the registration statement for certain periods of time as specified in the registration rights agreement if USA determines that the registration would require premature disclosure of material information relating to a pending corporate development.

        By signing the registration rights agreement, the shareholders and optionholders of Entertainment Publications also agree to cooperate with any investment advisor designated by USA to facilitate the resale of the shares of USA common stock issued to them in the merger. In the event that USA advises the signatories to the registration rights agreement by 5:00 p.m. on the day prior to the closing date that a designated investment advisor will arrange such a trade, which we shall refer to as an advisor-arranged trade, each signatory to the registration rights agreement agrees to, and will be obligated to, enter into a binding commitment with the designated investment advisor to complete the transfer of the USA common stock such shareholder receives in the merger in such advisor-arranged trade, provided that the terms of such transfer:

          (1)  relate to all of the shares of USA common stock covered by the S-3 registration statement;

          (2)  provide for aggregate net cash proceeds to the signatories to the registration rights agreement of no less than the aggregate value (based on the average trading price at which the USA common stock is valued at the closing of the merger pursuant to the merger agreement) of the stock merger consideration issued in the merger and covered by the registration rights agreement multiplied by 0.94847093, which would amount to $175 million in the aggregate, assuming that all optionholders and shareholders of Entertainment Publications sign the registration rights agreement and USA issues $184,507,500 of the merger consideration in shares of USA common stock;

          (3)  are binding on the designated investment advisor on the closing date, subject to consummation of the merger;

          (4)  provide for a commission to the designated investment advisor that is within the range of customary brokerage commissions for sales of block trades that are similar in relevant respects; and

          (5)  provide for the execution of such transfer on the closing date and the settlement thereof on customary terms.

DESCRIPTION OF USA COMMON STOCK

        Set forth below is a description of the shares of USA common stock that Entertainment Publications shareholders and optionholders will receive in connection with the merger. The following statements are brief summaries of, and are subject to the provisions of, USA's restated certificate of incorporation, as amended, USA's amended and restated by-laws, and the relevant provisions of the DGCL.

        As of the date of this prospectus, USA's authorized capital stock consists of 1,600,000,000 shares of USA common stock, 400,000,000 shares of USA Class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share, of which 13,125,000 shares of preferred stock has been designated as Series A Cumulative Convertible Preferred Stock, which we refer to in this document as USA preferred stock. As of November 20, 2002, there were 385,445,413 shares of USA common stock outstanding (including 488,669 shares of unvested restricted stock), 64,629,996 shares of USA Class B common stock outstanding and 13,118,182 shares of USA preferred stock outstanding. Upon consummation of the merger, based on the number of shares of USA common stock outstanding as of November 20, 2002, there would be outstanding approximately 392,045,413 shares of USA common stock.

USA Common Stock and USA Class B Common Stock

        With respect to matters that may be submitted to a vote or for the consent of USA's stockholders generally, including the election of directors, each holder of shares of USA common stock, USA Class B common stock and USA preferred stock will vote together as a single class. In connection with any such vote, each holder of USA common stock is entitled to one vote for each share of USA common stock held, each holder of USA Class B common stock is entitled to ten votes for each share of USA Class B common stock held and each holder of USA preferred stock is entitled to two votes for each share of USA preferred stock held. Notwithstanding the foregoing, the holders of shares of USA common stock, acting as a single class, are entitled to elect 25% of the total number of USA's directors, and, in the event that 25% of the total number of directors shall result in a fraction of a director, then the holders of shares of USA common stock, acting as a single class, are entitled to elect the next higher whole number of USA's directors. In addition, the DGCL requires that certain matters be approved by the holders of shares of USA common stock, holders of USA Class B common stock or holders of USA preferred stock voting as a separate class.

        Shares of USA Class B common stock are convertible into shares of USA common stock at the option of the holder thereof, at any time, on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of USA by means of a stock dividend on, or a stock split or combination of, outstanding shares of USA common stock or USA Class B common stock, or in the event of any merger, consolidation or other reorganization of USA with another corporation. Upon the conversion of shares of USA Class B common stock into shares of USA common stock, those shares of USA Class B common stock will be retired and will not be subject to reissue. Shares of USA common stock are not convertible into shares of USA Class B common stock.

        Except as described in this section, shares of USA common stock and USA Class B common stock are identical. The holders of shares of USA common stock and the holders of shares of USA Class B common stock are entitled to receive, share for share, such dividends as may be declared by USA's board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, distribution of assets or winding-up of USA, the holders of shares of USA common stock and the holders of shares of USA Class B common stock are entitled to receive, share for share, all the assets of USA available for distribution to its stockholders, after the rights of the holders of the USA preferred stock have been satisfied.

        Pursuant to the Governance Agreement among USA, Vivendi, Universal Studios, Inc., Liberty and Mr. Diller, Liberty has a preemptive right to maintain its percentage equity interest in USA, including in respect of the shares of USA common stock issuable in connection with the merger. This preemptive right generally provides that Liberty may elect to purchase a number of shares of USA common stock so that its percentage equity interest in USA immediately after a transaction would be the same as immediately before the transaction. The purchase price for shares of USA common stock pursuant to a preemptive right election is generally based upon the fair market value (as defined in the Governance Agreement) of the USA common stock purchased.

        USA's restated certificate of incorporation, as amended, provides that there can be no stock dividends or stock splits or combinations of stock declared or made on shares of USA common stock or USA Class B common stock unless the USA common stock and USA Class B common stock then outstanding are treated equally and identically.

        The shares of USA common stock to be issued in the merger under this prospectus will be legally issued, fully paid and non-assessable.

USA Preferred Stock

        USA's board of directors has the authority to designate, by resolution, the powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over shares of USA common stock and shares of USA Class B common stock with respect to dividend or liquidation rights or both.

        In connection with the acquisition of a controlling interest in Expedia, Inc., USA issued an aggregate of approximately 13.1 million shares of USA preferred stock, par value $0.01 per share, "Series A Cumulative Convertible Preferred Stock," each having a $50.00 face value and a term of 20 years, which is referred to in this document as USA preferred stock. Each share of USA preferred stock is convertible, at the option of the holder at any time, into that number of shares of USA common stock equal to the quotient obtained by dividing $50 by the conversion price per share of USA common stock. The conversion price is initially equal to $33.75 per share of USA common stock and is subject to downward adjustment if the price of USA common stock exceeds $35.10 at the time of conversion pursuant to a formula set forth in the certificate of designation for the USA preferred stock. Shares of USA preferred stock may be put to USA on the fifth, seventh, tenth and fifteenth anniversary of February 4, 2002 for cash or stock at USA's option. USA also has the right to redeem the shares of USA preferred stock for cash or stock commencing on the tenth anniversary of February 4, 2002. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of USA, holders of USA preferred stock will be entitled to receive, in preference to any holder of USA common stock or USA Class B common stock, an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the USA preferred stock into USA common stock immediately prior to the liquidation, dissolution or winding-up of USA.

Anti-Takeover Provisions in USA's By-Laws

        USA's by-laws contain provisions that could delay or make more difficult the acquisition of USA by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. We also refer you to "Risk Factors—USA is controlled by Mr. Diller and in his absence will be controlled by Liberty Media Corporation" for information on other factors which could impact a change of control. In addition, USA's by-laws provide that, subject to the rights of holders of preferred stock, only USA's chairman of the board of directors or a majority of USA's board of directors may call a special meeting of stockholders.

Effect of Delaware Anti-Takeover Statute

        USA is subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving USA and the interested stockholder and a sale of more than 10% of its assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. USA has not "opted out" of the provisions of Section 203.

Action by Written Consent

        Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. USA's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who as of the date of this prospectus controlled (through companies owned by Liberty and Mr. Diller, his own holdings and pursuant to the Stockholders Agreement) a majority of the outstanding total voting power of USA, will be able to take any action to be taken by stockholders (other than with respect to the election by the holders of shares of USA common stock of 25% of the members of USA's board of directors and certain matters as to which a separate class vote of the holders of shares of USA common stock, USA Class B common stock or USA preferred stock is required) without the necessity of holding a stockholders meeting.

Transfer Agent

        The transfer agent for shares of USA common stock, USA Class B common stock and USA preferred stock is The Bank of New York.

Listing

        Shares of USA common stock are listed on the Nasdaq National Market under the ticker symbol "USAI." Shares of USA preferred stock are traded in the over the counter market under the ticker symbol "USAIP.OB."

COMPARISON OF STOCKHOLDER RIGHTS

        USA is incorporated under the laws of the State of Delaware. Entertainment Publications is incorporated under the laws of the State of Michigan. If the merger is completed, Entertainment Publications shareholders, whose rights are currently governed by the MBCA, the restated articles of certificate of incorporation of Entertainment Publications and the bylaws of Entertainment Publications, will become stockholders of USA, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of USA, as amended, and the amended and restated bylaws of USA. The material differences between the rights of holders of Entertainment Publications common stock and the rights of holders of USA common stock, resulting from the differences in their governing documents, are summarized below.

        The following summary does not purport to be a complete statement of the rights of holders of USA common stock under applicable Delaware law, the restated certificate of incorporation of USA, as amended, and the bylaws of USA or the rights of the holders of Entertainment Publications common stock under applicable Michigan law, the restated articles of incorporation of Entertainment Publications, and the bylaws of Entertainment Publications, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the MBCA and the DGCL and the governing corporate instruments of USA and Entertainment Publications. We urge you to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of USA (as well as the Stockholders Agreement and the Governance Agreement) are available, without charge, to any person, including any beneficial owner to whom this prospectus is delivered, by following the instructions listed under "Where You Can Find More Information."

	Rights of Holders of USA Common Stock	Rights of Holders of Entertainment Publications Common Stock
Authorized Stock:
	USA's restated certificate of incorporation, as amended, authorizes USA to issue 1,600,000,000 shares of USA common stock, 400,000,000 shares of USA Class B common stock and 100,000,000 shares of USA preferred stock	Entertainment Publications' restated articles of incorporation authorize Entertainment Publications to issue 20,000,000 shares of common stock.

	As of September 15, 2002, there were 384,138,676 shares of USA common stock, 64,629,996 shares of Class B common stock and 13,118,182 shares of USA preferred stock outstanding. USA common stock is listed on the Nasdaq National Market under the symbol "USAI."	As of December 1, 2002, there were 15,700,960 shares of Entertainment Publications common stock outstanding.

Voting Rights:
USA common stock is entitled to one vote per share, USA Class B common stock is entitled to ten votes per share and USA preferred stock is entitled to two votes per share. Holders of USA common stock, USA Class B common stock and USA preferred stock generally vote together as a single class on all matters submitted for the vote or consent of USA shareholders, other than in the case of matters to which the DGCL provides for a separate class vote and other than the election of 25% of the USA directors. See "—Size and Composition of the Board of Directors." Based on the number of shares of USA Class B common stock outstanding as of the date of this document, the holders of USA Class B common stock have sufficient voting power to control the vote of any matter submitted to USA shareholders generally.
Entertainment Publications common stock is entitled to one vote per share.
Entertainment Publications' restated articles of incorporation provide that a shareholder entitled to vote at an election for directors may vote, in person or by proxy, the number of shares owned by him or her for as many persons as there are directors to be elected and for whose election he or she has a right to vote, or may cumulate his or her votes by giving one candidate as many votes as the number of such directors multiplied by the number of his or her shares, or by distributing his or her votes on the same principle among any number of candidates.
Conversion Rights:
Shares of USA common stock are not subject to any conversion rights.

	Shares of USA Class B common stock are convertible into shares of USA common stock on a one-for-one basis at the option of the holders thereof. In addition, pursuant to the Stockholders Agreement, shares of USA Class B common stock are required to be converted into shares of USA common stock under certain circumstances.	Shares of Entertainment Publications common stock are not subject to any conversion rights.

Shares of USA preferred stock are convertible into shares of USA common stock at an adjustable conversion ratio at the option of the holders thereof See "Description of USA Common Stock—USA Preferred Stock."

Size and Composition of the Board of Directors:
USA's amended and restated bylaws provide that USA's board of directors may determine the number of USA directors by resolution. Currently, there are 11 directors on USA's board of directors.

USA's charter provides that the holders of USA common stock, acting as a single class, have the right to elect 25% of the total number of USA directors. The remaining directors are elected by the holders of USA common stock, USA Class B common stock and USA preferred stock voting together as a single class.
Entertainment Publications' bylaws provide that Entertainment Publications' board of directors may determine the number of directors by resolution; provided that the number of directors which shall constitute the whole board shall not be less than one and not more than nine. Currently, there are six directors on Entertainment Publications' board of directors.
Filling Vacancies on the Board of Directors:
USA's amended and restated bylaws provide that vacancies and newly created directorships may be filled either by the affirmative vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, even though less than a quorum, or by a majority of the voting power of shares of such stock issued and outstanding and entitled to vote on such directorship or by written consent of a majority of the voting power of shares of such stock issued and outstanding.
Entertainment Publications' bylaws provide that vacancies and newly created directorships may be filled by a majority of the directors then in office, although not less than a quorum, or by a sole remaining director. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board of directors, as constituted immediately prior to any such increase, the Court of Chancery may, upon application of any shareholder or shareholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

Nomination of Directors by Stockholders:
USA's amended and restated bylaws provide that any USA stockholder may nominate persons for election as directors at an annual meeting or a special meeting at which directors are to be elected. In either case, notice of the nomination must be delivered to USA no later than ten days and not more than 60 days prior to the annual or special meeting at which directors are to be elected.
Under the MBCA, written notice of a meeting of shareholders, in which a shareholder proposal to nominate a director is to be considered, shall be given not less than 10 nor more than 60 days before the date of the meeting to shareholders. Any shareholder shall notify Entertainment Publications in writing of his or her intention to present a proper proposal at the meeting, and Entertainment Publications may establish reasonable procedures for the submission of appropriate proposals to the corporation in advance of the meeting in its bylaws.
Interested Directors:
Under the DGCL, specified contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely because of the interest if the contract or transaction (a) is ratified by the corporation's stockholders or a majority of the disinterested members of the corporation's board of directors or a committee thereof if the material facts of the contract or transaction are disclosed or known or (b) was fair to the corporation at the time it was approved. USA's charter and bylaws do not depart from this standard.
Under the MBCA, specified contracts or transactions in which one or more of a corporation's directors has an interest are not void, voidable, or a basis for an award of damages or other sanctions because of interest if the interested party establishes the contract or transaction (a) is ratified by a majority vote of the disinterested shares entitled to vote or a majority vote of the disinterested members of the corporation's board of directors or a committee thereof or the independent director(s), if the material facts of the contract or transaction are disclosed or known or (b) at the time entered into, was fair to the corporation.

Amendment of Certificate:
	The DGCL generally provides that charter amendments require the affirmative vote of a majority of the outstanding shares entitled to vote and, in certain circumstances, a separate class vote. The DGCL also provides that a corporation's charter may require a greater or lesser vote than would otherwise be required by the DGCL. USA's charter requires a supermajority (80%) vote of each of the board of directors and the combined voting power of USA shareholders voting together as a single class to amend or repeal the requirement that the Chief Executive Officer may only be removed without cause by the affirmative vote of at least 80% of the entire USA board of directors.	The MBCA generally provides that charter amendments require the affirmative vote of a majority of the outstanding shares entitled to vote.

BENEFICIAL OWNERSHIP OF SHARES OF USA AND ENTERTAINMENT PUBLICATIONS

USA

  USA Common Stock and Public Subsidiary Shares

        The following table presents, as of September 15, 2002, information relating to the beneficial ownership of USA's common stock by (1) each person known by USA to own beneficially more than 5% of the outstanding shares of USA's common stock, (2) each director of USA, (3) each of the Chief Executive Officer and the four other most highly compensated executive officers of USA who served in such capacities as of December 31, 2001 (the "Named Executive Officers"), and (4) all executive officers and directors of USA as a group. The table also presents, as of September 15, 2002, information relating to the beneficial ownership of shares of the following subsidiaries of USA: Class A common stock of Hotels.com ("Hotels"), shares of Class A common stock of Expedia, Inc. ("Expedia"), shares of Class A common stock of Styleclick, Inc. ("Styleclick"), and shares of Class B common stock of Ticketmaster, by (1) each director of USA, (2) each of the Named Executive Officers, and (3) all executive officers and directors of USA as a group.

        Unless otherwise indicated, beneficial owners listed here may be contacted at USA's corporate headquarters address, 152 West 57th Street, New York, New York 10019. For each listed person, the number of shares of USA common stock, Hotels Class A common stock, Styleclick Class A common stock, Ticketmaster Class B common stock and percent of each such class listed assumes the conversion of any shares of USA Class B common stock, Hotels Class B common stock, Styleclick Class B common stock and Ticketmaster Class A common stock owned by such person, but does not assume the conversion of those shares owned by any other person. Shares of USA Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of USA common stock. Shares of Hotels Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of Hotels Class A common stock. Shares of Styleclick Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of Styleclick Class A common stock. Shares of Ticketmaster Class A common stock may at the option of the holder be converted on a one-for-one basis into shares of Ticketmaster Class B common stock. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. For each listed person, the number of shares and percent of class listed includes shares of USA common stock, Hotels Class A common stock, Styleclick Class A common stock and Ticketmaster Class B common stock that may be acquired by such person upon exercise of stock options that are or will be exercisable within 60 days of September 15, 2002. Unless specifically set forth in the following table, the listed person did not beneficially own, as of September 15, 2002, any shares of Hotels common stock, Ticketmaster common stock, Styleclick common stock or Expedia common stock.

        The percentage of votes for all classes of USA common stock is based on one vote for each share of USA common stock, ten votes for each share of USA Class B common stock and two votes for each share of USA preferred stock. The percentage of votes for all classes of Hotels common stock is based on one vote for each share of Hotels Class A common stock and 15 votes for each share of Hotels Class B common stock. The percentage of votes for all classes of Styleclick common stock is based on one vote for each share of Styleclick Class A common stock and 15 votes for each share of Styleclick Class B common stock. The percentage of votes for all classes of Ticketmaster common stock is based on 15 votes for each share of Ticketmaster Class A common stock and one vote for each share of Ticketmaster Class B common stock.

Name and Address of Beneficial Owner	Title of Class	Number of Shares		Percent of Class	Percent of Votes (All Classes)
Capital Research & Management Co. 333 South Hope Street Los Angeles, CA 90071	USA common	33,446,816	(1)	8.7%	3.2%
Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	USA common	89,738,567	(2)	20.6%	52.1%
Microsoft Corporation One Microsoft Way Redmond, WA 98052	USA common USA preferred	53,318,277 12,808,605	(3) (3)	12.8%	5.0%
Vivendi Universal S.A. j42, avenue Friedland 75380 Paris Cedex 08/France	USA common	117,079,043	(4)	25.5%	21.3%
Janus Capital Management LLC 100 Fillmore Street Denver, CO 80206	USA common	19,661,260	(1)	5.1%	1.9%
Barry Diller	USA common Hotels Class A Styleclick Class A Ticketmaster Class B Expedia Class A	256,183,004 — — — —	(2)(5) (6) (7) (8) (9)	46.0 * * %	72.0 * * * * %
Robert R. Bennett	USA common	26,096	(10)	*	*
Edgar Bronfman, Jr.	USA common	—		*	*
Anne M. Busquet	USA common	28,165	(11)	*	*
Jean-Rene Fourtou	USA common	—		*	*
Julius Genachowski	USA common	186,311	(12)	*	*
Victor A. Kaufman	USA common	1,076,250	(13)	*	*
Donald R. Keough	USA common	211,341		*	*
Dara Khosrowshahi	USA common Hotels Class A Ticketmaster Class B	394,842 23,965 500	(15) (16)	* *	* *
Marie-Josee Kravis	USA common	4,999	(17)	*	*
John C. Malone	USA common	—	(10)	*	*
Daniel Marriott	USA common Ticketmaster Class B	90,500 666,311	(18) (19)	*	*
Gen. H. Norman Schwarzkopf	USA common	169,664	(20)	*	*
Michael Sileck	USA common	—	(21)	*	*
Diane Von Furstenberg	USA common	24,165	(22)	*	*
All executive officers and directors as a group (19 persons)	USA common	258,395,337 23,965 667,511		46.3 * * %	73.7 * * %

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Based upon information filed with the SEC as of June 30, 2002.

(2)
Consists of 38,538,527 shares of USA common stock and 2,353,188 shares of USA Class B common stock held by Liberty and 44 shares of USA common stock held collectively by the BDTV Entities (as defined below) and 8,000,000, 31,236,444, 8,010,364 and 1,600,000 shares of USA Class B common stock held by BDTV Inc., BDTV II Inc., BDTV III Inc. and

  BDTV IV Inc. (collectively, the "BDTV Entities"), respectively. Mr. Diller owns all of the voting stock of the BDTV Entities and Liberty owns all of the non-voting stock, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of USA common stock and USA Class B common stock held by Liberty and the BDTV Entities.

(3)
Based on information filed with the SEC as of February 15, 2002. Consists of 20,096,634 shares of USA common stock, 14,245,932 shares of USA common stock issuable upon exercise of the same number of USA warrants and 18,975,711 shares of USA common stock issuable upon conversion of 12,808,605 shares of USA preferred stock.

(4)
Consists of 43,181,308 shares of USA common stock, 13,430,000 shares of USA Class B common stock and warrants to acquire 60,467,735 shares of USA common stock held by Vivendi. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of USA common stock and USA Class B common stock held by Vivendi.

(5)
Consists of 2,043,705 shares of USA common stock owned by Mr. Diller, options to purchase 47,120,888 shares of USA common stock granted under USA's stock option plans, 200,801 shares of USA common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, 44 shares of USA common stock and 48,846,808 shares of USA Class B common stock held by the BDTV Entities, 38,538,527 shares of USA common stock and 2,353,188 shares of USA Class B common stock which are held by Liberty, and 43,181,308 shares of USA common stock, 13,430,000 shares of USA Class B common stock and warrants to acquire 60,467,735 shares of USA common stock which are held by Universal and otherwise beneficially owned by Vivendi, as to which Mr. Diller has general voting authority under the Stockholders Agreement. Excludes options to purchase 24,165 shares of USA common stock held by Ms. Von Furstenberg, as to which Mr. Diller disclaims beneficial ownership.

(6)
Excludes 38,999,100 shares of Hotels Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. These shares are convertible into an equal number of shares of Hotels Class A common stock.

(7)
Excludes 23,153,713 shares of Styleclick Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. These shares are convertible into an equal number of shares of Styleclick Class A common stock.

(8)
Excludes 42,480,143 shares of Ticketmaster Class A common stock and 53,302,401 shares of Ticketmaster Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. The shares of Ticketmaster Class A common stock are convertible into an equal number of shares of Ticketmaster Class B common stock.

(9)
Excludes 936,815 shares of Expedia Class A common stock and 34,501,191 shares of Expedia Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. The Expedia Class A common stock has one vote per share and the Expedia Class B common stock generally has 15 votes per share.

(10)
Mr. Bennett and Mr. Malone became directors of USA on October 25, 2001. Excludes shares beneficially owned by Liberty, as to which Messrs. Bennett and Malone disclaim beneficial ownership.

(11)
Consists of 4,000 shares of USA common stock and options to purchase 24,165 shares of USA common stock granted under USA's stock option plans.

(12)
Consists of 20,062 shares of USA common stock, 25,000 shares of USA restricted stock and options to purchase 141,249 shares of USA common stock granted under USA's stock option plans.

(13)
Consists of 45,000 shares of USA restricted stock and options to purchase 1,031,250 shares of USA common stock granted under USA's stock option plans.

(14)
Consists of 84,676 shares of USA common stock and options to purchase 126,665 shares of USA common stock granted under USA's stock option plans. Excludes shares of USA common stock beneficially owned by Allen & Co., for which Mr. Keough serves as Chairman. Mr. Keough disclaims beneficial ownership of such shares.

(15)
Consists of 23,593 shares of USA common stock, 45,000 shares of USA restricted stock and options to purchase 326,249 shares of USA common stock granted under USA's stock option plans.

(16)
Consists of options to purchase 23,965 shares of Hotels Class A common stock granted under Hotels' stock option plans.

(17)
Consists of options to purchase 4,999 shares of USA common stock granted under USA's stock option plans.

(18)
Consists of 3,000 shares of USA restricted stock and options to purchase 87,500 shares of USA common stock granted under USA's stock option plans.

(19)
Includes options to purchase 10,106 shares of Ticketmaster Class A common stock and 636,187 shares of Ticketmaster Class B common stock and the right to purchase 20,000 shares of Ticketmaster Class B common stock at $.01 per share, subject to Ticketmaster's right to repurchase those shares, which right lapses on December 31, 2002. Includes 18 shares of Ticketmaster Class B common stock owned by Mr. Marriott's spouse as to which Mr. Marriott disclaims beneficial ownership.

(20)
Consists of options to purchase 169,664 shares of USA common stock granted under USA's stock option plans.

(21)
Mr. Sileck served as USA's Senior Vice President and Chief Financial Officer from October 12, 1999 to January 31, 2002.

(22)
Consists of options to purchase 24,165 shares of USA common stock granted under USA's stock option plans. Excludes shares beneficially owned by Mr. Diller, as to which Ms. Von Furstenberg disclaims beneficial ownership. Ms. Von Furstenberg is Mr. Diller's wife.

USA Class B Common Stock

        The following table presents, as of September 15, 2002, information relating to the beneficial ownership of USA's Class B common stock:

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
Barry Diller c/o USA Interactive 152 West 57th Street New York, NY 10019	64,629,996	100%
Liberty Media Corporation(1) 9197 South Peoria Street Englewood, CO 80112	51,199,996	79.2%
BDTV Entities(1) (includes BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC.) 8800 Sunset Boulevard West Hollywood, CA 90069	48,846,808	75.6%
Vivendi Universal S.A.(2) 42, avenue de Friedland 75380 Paris Cedex 08/France	13,430,000	16.8%

(1)
Liberty holds 2,353,188 shares of USA Class B common stock and the BDTV Entities hold 48,846,808 shares of USA Class B common stock. Mr. Diller owns all of the voting stock of the BDTV Entities and Liberty owns all of the non-voting stock, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of USA Class B common stock held by Liberty and the BDTV Entities.

(2)
Mr. Diller generally votes all of the shares held by Vivendi under the terms of the Stockholders Agreement.

Entertainment Publications

        The following table sets forth information with respect to the beneficial ownership of the capital stock of Entertainment Publications as of December 1, 2002 by:

  •
  each person known to own beneficially more than 5% of the capital stock;

  •
  each of Entertainment Publications' directors;

  •
  Entertainment Publications' chief executive officer and each of the other four most highly compensated executive officers; and

  •
  all of Entertainment Publications' directors and executive officers as a group.

        The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        Affiliates of The Carlyle Group own 78.3% of the beneficial interests in Entertainment Publications. No executive officer other than Alan Bittker owns more than 1% of the outstanding shares of Entertainment Publications' common stock. Mr. Bittker owns approximately 2.6% of Entertainment Publications' shares, and all executive officers and directors as a group beneficially own approximately 4.9% of Entertainment Publications' shares.

        Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to Entertainment Publications' knowledge, sole voting and investment power with respect to the shares of capital stock.

	Common Stock of Entertainment Publications Beneficially Owned
Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Class(1)
The Carlyle Group Funds(2) c/o The Carlyle Group 520 Madison Avenue, 41st Floor New York, New York 10022	12,292,198	78.3%
Cendant Membership Services, Inc. 6 Sylvan Way Parsippany, NJ 07054	2,246,240	14.3%
Francis Barker Director c/o The Carlyle Group 520 Madison Avenue, 41st Floor New York, New York 10022	—	—
Alan Bittker(3) Director and Officer c/o Entertainment Publications, Inc. 2125 Butterfield Road Troy, MI 48084	413,458	2.6%
David Brandon(4) Director c/o Domino's Pizza 30 Frank Lloyd Wright Drive Ann Arbor, MI 48106	2,000	*
Peter Clare Director c/o The Carlyle Group 1001 Pennsylvania NW Suite 220 Washington, DC 20004	—	—
Yosi Heber(5) Chief Marketing Officer c/o Entertainment Publications, Inc. 2125 Butterfield Road Troy, MI 48084	75,000	*

Toby Ippolito Director c/o Cendant Corporation 6 Sylvan Way Parsippany, NJ 07054	—	—
Dhanajy Pai Director c/o Lighthouse Capital 51 W. 52nd Street, 23rd Floor New York, NY 10019	—	—
Kevin Petry(6) Executive Vice President c/o Entertainment Publications, Inc. 2125 Butterfield Road Troy, MI 48084	108,064	*
Marian Roberge(7) Executive Vice President and Assistant Secretary c/o Entertainment Publications, Inc. 2125 Butterfield Road Troy, MI 48084	81,838	*
Ed Stassen(8) Chief Financial Officer and Treasurer c/o Entertainment Publications, Inc. 2125 Butterfield Road Troy, MI 48084	80,000	*
All executive officers and directors as a group (11 persons)(9)	810,360	4.9%

*
Less than 1.0%.

(1)
As of December 1, 2002, Entertainment Publications has 15,700,960 shares of common stock outstanding.

(2)
Of the 12,292,198 shares beneficially owned by The Carlyle Group Funds, 718,846 shares are beneficially held by Carlyle High Yield Partners, L.P., 2,019,146 shares are beneficially held by Carlyle International Partners II, L.P., 107,838 shares are beneficially held by Carlyle International Partners III, L.P., 2,536 shares are beneficially held by Carlyle Investment Group, L.P., 2,387,515 shares are beneficially held by Carlyle Partners II, L.P., 108,458 shares are beneficially held by Carlyle SBC Partners II, L.P., 278,510 shares are beneficially held by Carlyle-Entertainment Publications International Partners, L.P., 3,011,075 shares are beneficially held by Carlyle-Entertainment Publications Partners, L.P., 2,193,011 shares are beneficially held by Carlyle-Entertainment Publications Partners II, L.P., 451,609 shares are beneficially held by C/S International Partners, and 1,013,654 shares are beneficially held by State Board of Administration of Florida. Each of these entities has an address c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, New York 10022.

(3)
Beneficial ownership figure includes 365,750 options which may vest within 60 days of December 1, 2002.

(4)
Beneficial ownership figure includes 2,000 options which may vest within 60 days of December 1, 2002.

(5)
Beneficial ownership figure includes 75,000 options which may vest within 60 days of December 1, 2002.

(6)
Beneficial ownership figure includes 80,000 options which may vest within 60 days of December 1, 2002.

(7)
Beneficial ownership figure includes 65,000 options which may vest within 60 days of December 1, 2002.

(8)
Beneficial ownership figure includes 80,000 options which may vest within 60 days of December 1, 2002.

(9)
Beneficial ownership figure includes 365,750 options held by Alan Bittker; 2,000 options held by David Brandon, 75,000 options held by Yosi Heber, 50,000 options held by Steve Loos, 80,000 options by Kevin Petry, 65,000 options held by Marian Roberge, and 80,000 options held by Ed Stassen, all of which may vest within 60 days of December 1, 2002.

INFORMATION ABOUT ENTERTAINMENT PUBLICATIONS

        Headquartered in Troy, Michigan, Entertainment Publications is a leading marketer of coupon books, discounts and merchant promotions. Founded in Detroit, Michigan in 1962, Entertainment Publications has expanded to serve more than 160 major markets and does business with approximately 70,000 local merchants and national retailers.

        The company's main membership product—the Entertainment® Book—contains discount offers from local and national restaurants and hotels, leading national retailers, and other merchants specializing in leisure activities. A unique feature of the Entertainment® book is that it is usually sold as a fund-raiser, with a percentage of sale proceeds being retained by schools, community groups and other non-profit organizations. In fact, sales from Entertainment Publications' products (including Sally Foster® Gift Wrap) raise nearly $90 million annually for these causes. In addition to school and community groups, the product is also distributed through major retailers, direct marketers and Entertainment Publications' Web site. More than eight million memberships are sold annually.

        Entertainment Publication's other product lines include customized discount programs, Sally Foster Gift Wrap®, a proprietary brand of wrapping paper, gift and holiday products that are sold as a school fund-raiser, and Summer Vacation, a line of grade-based activity books and software designed to help students have fun while continuing to learn during summer vacation.

PER SHARE PRICE INFORMATION AND DIVIDEND POLICY FOR
ENTERTAINMENT PUBLICATIONS

        There is no established trading market for Entertainment Publications common stock. Entertainment Publications has not paid any cash dividends on shares of Entertainment Publications common stock in its last two fiscal years or any subsequent interim period thereafter. Entertainment Publications currently anticipates that it will retain all of its future earnings available for distribution to the holders of Entertainment Publications common stock for use in the expansion and operation of its respective businesses, and does not anticipate paying any cash dividends on shares of Entertainment Publications common stock in the foreseeable future.

WHERE YOU CAN FIND MORE INFORMATION

        USA files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that USA files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room.

        USA's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. USA maintains a website at www.usainteractive.com. Information contained on USA's website is not part of this prospectus.

        USA filed a registration statement on Form S-4 to register with the SEC the USA common stock USA will issue in the merger. This prospectus is a part of that registration statement. The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in a later filed document incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that USA previously filed with the SEC. These documents contain important information about USA, as well as other information required to be disclosed or incorporated by reference into this prospectus. You may obtain copies of the Form S-4 (and any amendments to the

Form S-4), as well as the documents incorporated by reference into this prospectus, in the manner described above.

USA SEC Filings	Period
USA SEC Annual Report on Form 10-K	Year ended December 31, 2001, filed on April 1, 2002, as amended on July 24, 2002 and on November 14, 2002.
Definitive Proxy Statements	Filed on March 25, 2002; and April 30, 2002.
Quarterly Reports on Form 10-Q
Quarters ended March 31, 2002 (filed on May 15, 2002, as amended July 24, 2002 and November 13, 2002), June 30, 2002 (filed on August 14, 2002, as amended November 13, 2002) and September 30, 2002 (filed on November 14, 2002).
Current Reports on Form 8-K
Filed on January 29, 2002 (other than Exhibits 99.2 and 99.3); February 12, 2002; March 1, 2002; March 15, 2002; April 24, 2002 (other than Exhibit 99.2); May 17, 2002; June 3, 2002; June 5, 2002; July 24, 2002 (other than Exhibit 99.2); September 20, 2002; September 25, 2002; October 10, 2002; October 24, 2002; October 25, 2002; December 6, 2002; December 9, 2002 and December 13, 2002.

Sections entitled "Summary—Selected Unaudited Pro Forma Combined Condensed Financial Information of USA" and "Unaudited Pro Forma Combined Condensed Financial Statements of USA" contained in Registration Statement on Form S-4	Filed on November 14, 2002, as amended December 17, 2002.
Expedia, Inc. SEC Filings
Transition Report on Form 10-K	Six months ended December 31, 2001, filed on April 1, 2002.

        All documents filed by USA pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this prospectus through the completion of the merger (or, if earlier, the date on which the merger agreement is terminated) are also deemed to be incorporated by reference into this prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy and information statements.

        USA has supplied all information contained or incorporated by reference into this prospectus relating to USA and Red Wing, Inc, and Entertainment Publications has supplied all information contained in this prospectus relating to Entertainment Publications.

        If you are a Entertainment Publications shareholder, documents incorporated by reference into this prospectus are available from USA without charge upon written or oral request at the information below. Exhibits to documents incorporated by reference into this prospectus will only be furnished if they are specifically incorporated by reference into this document. If you request any incorporated documents from USA, they will be mailed to you by first class mail, or another equally prompt means, within one business day after the date your request is received. You may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and phone numbers:

USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300
Attention: Corporate Secretary

LEGAL MATTERS

        The validity of the USA common stock being offered by this prospectus will be passed upon for USA by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of USA and its subsidiaries incorporated into this prospectus by reference to USA's Annual Report on Form 10-K, as amended by amendments No. 1 and 2 on Form 10-K/A, for the year ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule incorporated into this prospectus by reference from Expedia, Inc.'s Transition Report on Form 10-K for the six-month period ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MISCELLANEOUS

        No person has been authorized to give any information or make any representation on behalf of USA not contained in this prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this prospectus is accurate only as of the date of this prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material.

        If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        The Registrant's Restated Certificate of Incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Amended and Restated By-Laws provide that the directors and officers (and legal representatives of such directors and officers) will be indemnified to the fullest extent authorized by the Delaware General Corporation Law with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. The Registrant's Amended and Restated By-Laws further provide that directors and officers (and legal representatives of such directors and officers) will be indemnified with respect to actions or suits initiated by such person only if such action was first approved by the board of directors. The Registrant's Amended and Restated By-Laws allow the Registrant to pay all expenses incurred by a director or officer (or legal representatives of such directors or officers) in defending any proceeding in which the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the Registrant. From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. The Registrant has policies of directors' and officers' liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

        Section 145 of the General Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 21. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as November 20, 2002, by and between USA Interactive, Red Wing, Inc., Entertainment Publications, Inc. and Carlyle-EPI Partners, L.P.
3.1	Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit 3.1 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
3.2	Amendment to the Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit A of USA Interactive's Definitive Information Statement filed on November 19, 2001).
3.3
Certificate of Ownership and Merger Merging Taiwan Travel, Inc. into USA Networks, Inc. (incorporated by reference to Exhibit 3.3 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

3.4	Amended and Restated By-Laws of USA Interactive (incorporated by reference to Exhibit 99.1 of USA Interactive's Current Report on Form 8-K, filed on September 20, 2002).
5.1*	Opinion of Gibson, Dunn & Crutcher LLP as to the validity of the shares being issued.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1 hereto).
24.1	Powers of Attorney.
99.1	Registration Rights Agreement, dated as of November 20, 2002, by and between USA Entertainment Publications, Inc. and the persons signatory thereto.
99.2	Voting Agreement and Irrevocable Proxy, dated as of November 20, 2002, among USA Interactive, Red Wing, Inc., and the shareholders of Entertainment Publications, Inc. signatory thereto.

* To be filed by amendment.

Item 22. Undertakings.

        The undersigned Registrant hereby undertakes:

        (a)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (c)  That every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)  To supply by means of a post-effective amendment all information concerning a transaction, and Entertainment Publications being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on December 20, 2002.

USA INTERACTIVE

By:	/s/ Dara Khosrowshahi Dara Khosrowshahi Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated as of December 20, 2002.

Signature	Title

/s/ Barry Diller * Barry Diller	Chairman of the Board, Chief Executive Officer and Director
/s/ Victor A. Kaufman * Victor A. Kaufman	Vice Chairman and Director
/s/ William J. Severance * William J. Severance	Vice President and Controller (Chief Accounting Officer)
/s/ Dara Khosrowshahi Dara Khosrowshahi	Executive Vice President and Chief Financial Officer
Robert R. Bennett	Director
/s/ Edgar Bronfman, Jr. * Edgar Bronfman, Jr.	Director
/s/ Anne M. Busquet * Anne M. Busquet	Director
/s/ Jean-René Fourtou * Jean-René Fourtou	Director
/s/ Donald R. Keough * Donald R. Keough	Director
/s/ Marie-Josee Kravis * Marie-Josee Kravis	Director
/s/ John C. Malone * John C. Malone	Director
/s/ Gen. H. Norman Schwarzkopf * Gen. H. Norman Schwarzkopf	Director
/s/ Diane Von Furstenberg * Diane Von Furstenberg	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as November 20, 2002, by and between USA Interactive, Red Wing, Inc., Entertainment Publications, Inc. and Carlyle-EPI Partners, L.P.
3.1	Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit 3.1 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
3.2	Amendment to the Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit A of USA Interactive's Definitive Information Statement filed on November 19, 2001).
3.3
Certificate of Ownership and Merger Merging Taiwan Travel, Inc. into USA Networks, Inc. (incorporated by reference to Exhibit 3.3 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
3.4	Amended and Restated By-Laws of USA Interactive (incorporated by reference to Exhibit 99.1 of USA Interactive's Current Report on Form 8-K, filed on September 20, 2002).
5.1*	Opinion of Gibson, Dunn & Crutcher LLP as to the validity of the shares being issued.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1 hereto).
24.1	Powers of Attorney.
99.1	Registration Rights Agreement, dated as of November 20, 2002, by and between USA Entertainment Publications, Inc. and the persons signatory thereto.
99.2	Voting Agreement and Irrevocable Proxy, dated as of November 20, 2002, among USA Interactive, Red Wing, Inc., and the shareholders of Entertainment Publications, Inc. signatory thereto.

* To be filed by amendment.

QuickLinks

Calculation of Registration Fee
TABLE OF CONTENTS
IMPORTANT
NOTE ON COPYRIGHTS AND TRADEMARKS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE MERGER
MATERIAL CONTACTS WITH ENTERTAINMENT PUBLICATIONS
INTERESTS OF CERTAIN PERSONS IN THE MERGER
THE MERGER AGREEMENT
REGISTRATION RIGHTS AGREEMENT
DESCRIPTION OF USA COMMON STOCK
COMPARISON OF STOCKHOLDER RIGHTS
BENEFICIAL OWNERSHIP OF SHARES OF USA AND ENTERTAINMENT PUBLICATIONS
INFORMATION ABOUT ENTERTAINMENT PUBLICATIONS
PER SHARE PRICE INFORMATION AND DIVIDEND POLICY FOR ENTERTAINMENT PUBLICATIONS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
MISCELLANEOUS
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX